                            W-H ENERGY SERVICES, INC.
                        10370 RICHMOND AVENUE, SUITE 990
                              HOUSTON, TEXAS 77042
                                 (713) 974-9071

May 17, 2006

Jill S. Davis
Kevin Stertzel
Jennifer Goeken
U.S. Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

     Re:  W-H Energy Services, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2005
          Filed March 6, 2006
          File No. 1-31346

Ladies and Gentlemen:

I am writing on behalf of W-H Energy Services, Inc. (the "Company") to respond to the comments raised by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Staff") in its letter to the Company dated April 28, 2006 (the "Comment Letter"). For the Staff's convenience, we have reproduced each comment from the Comment Letter below. The Company's responses follow each such comment. Where the Staff has requested revisions to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the "Form 10-K"), we have included proposed revisions in the accompanying draft amendment to the Form 10-K (the "Proposed 10-K Amendment"). We respectfully request that the Staff review the Company's proposed revisions set forth in the Proposed 10-K Amendment. Upon the Staff's concurrence with the proposed changes reflected therein, the Company will cause the Proposed 10-K Amendment to be filed through the EDGAR system.

After the Staff has reviewed the Company's responses, representatives of the Company, its independent registered public accounting firm and its legal counsel would welcome the opportunity to address any further Staff questions or concerns either in person or by telephone if the Staff so desires.

Legal Proceedings, page 20

1. WE NOTE YOUR DISCLOSURE THAT STATES, "IT IS POSSIBLE, NEVERTHELESS, THAT OUR RESULTS OF OPERATIONS OR FINANCIAL POSITION COULD BE ADVERSELY AFFECTED BY THE OUTCOME OF ONE OR MORE OF THESE [LEGAL] MATTERS." PLEASE TELL US AND DISCLOSE WHETHER OR NOT THE

     POSSIBILITY EXISTS THAT AN ADVERSE LEGAL OUTCOME COULD HAVE A MATERIAL IMPACT ON THE RESULTS OF OPERATIONS OR FINANCIAL POSITION.

          RESPONSE: The Company's disclosure has been revised in response to the Staff's comment. Please see page 1 of the accompanying Proposed 10-K Amendment.

Financial Statements

     Revenue Recognition, page F-11

2. WE NOTE YOUR RESPONSES TO OUR PRIOR COMMENT NUMBERS SEVEN AND EIGHT. IT CONTINUES TO APPEAR THAT THE PROCEEDS FROM CUSTOMERS DERIVED FROM THE EVENT OF LOST OR DAMAGED RENTAL EQUIPMENT IS A RETURN OF INVESTMENT SIMILAR TO AN INSURANCE RECOVERY RATHER THAN A RETURN ON INVESTMENT. IT APPEARS THAT THE EVENT OF LOST OR DAMAGED RENTAL EQUIPMENT IS BEYOND THE CONTROL OF THE COMPANY AND IS NOT MANAGEABLE, PLANNED OR PREDICTABLE. WE NOTE YOUR RESPONSE THAT INDICATES YOU NEGOTIATE DAY RATES AND RECOVERY TERMS ASSOCIATED WITH POTENTIALLY LOST OR DAMAGED EQUIPMENT. THESE APPEAR TO REPRESENT ADJUSTMENTS IN THE FORM OF A RISK PREMIUM THE COMPANY IS WILLING TO ACCEPT ASSOCIATED WITH ITS RENTAL EQUIPMENT, SIMILAR TO A SELF-INSURANCE ARRANGEMENT. WHILE INCIDENTS OF LOST OR DAMAGED EQUIPMENT ARE EXPECTED AND RECURRING, YOU INDICATE IN YOUR RESPONSE THAT IT IS ATYPICAL THAT A SPECIFIC ITEM OF EQUIPMENT IS SOLD BY VIRTUE OF BEING LOST OR DAMAGED WITHIN ONE YEAR OF PURCHASE BY THE COMPANY. AS SUCH, IT CONTINUES TO APPEAR THAT YOU SHOULD MODIFY YOUR STATEMENTS OF OPERATIONS TO REFLECT THE ECONOMIC EVENT ASSOCIATED WITH LOST OR DAMAGED RENTAL EQUIPMENT AS A GAIN OR LOSS ON THE FACE OF YOUR STATEMENT OF OPERATIONS. PLEASE REVISE YOUR DOCUMENT ACCORDINGLY.

          RESPONSE: As discussed in our letter to the Staff dated April 13, 2006 (the "April 13 Response Letter") and as outlined below, the Company continues to believe that its accounting treatment for rental equipment damaged beyond repair or lost-in-hole (collectively, "lost equipment") is supported by the applicable accounting literature, reflects the economic realities of the oilfield services industry and, to the Company's knowledge, is widely followed by the Company's competitors. While the Company is not unwilling to accommodate the Staff's concern and implement the change in accounting methodology the Staff advocates, the Company remains concerned that the methodology the Staff advocates is not, as discussed more fully below, representationally faithful to FASB Concept Statement No. 5 and FASB Concept Statement No. 6. Moreover, the Company and its independent registered public accounting firms are unsure how to explain to investors the basis for the change in accounting methodology. The Company thus requests Staff reconsideration of its position on this issue and a telephonic meeting with the Staff to gain a better understanding of the Staff's position.

          As discussed in the April 13 Response Letter, the Company believes its accounting for lost equipment transactions is consistent with (1) paragraph 83 of

          FASB Concept Statement No. 5 "Recognition and Measurement in Financial Statements of Business Enterprises," (2) paragraphs 87 and 88 of FASB Concept Statement No. 6: "Elements of Financial Statements" and (3) the section on "Revenues Versus Gains" in the Chapter 11 of the Miller Revenue Recognition Guide. The Miller Revenue Recognition Guide, which summarizes FASB Concept Statement Nos. 5 and 6 provides two guideposts for distinguishing between revenues and gains. First, the Miller Revenue Recognition Guide provides that:

               [g]ains are generally assumed to be one-time events that do not relate to the company's core operations, while revenues are assumed to be part of those core operations, and thus, are more likely to be repeatable in the future. CON-6 addresses the difference between revenues and gains, indicating, '[r]evenues . . . result from an entity's ongoing major or central operations and activities . . .' while '[g]ains . . . result from entities' peripheral or incidental transactions.

          Second, the Miller Revenue Recognition Guide states that "[a]nother way to distinguish between revenues and gains is suggested in CON-5, which points out that revenues typically result from an 'earnings process' involving activities specifically targeted toward bringing in that revenue, while '[g]ains commonly result from transactions and other events that involve no 'earning process.'" FASB Concept Statement Nos. 5 and 6 are in accord.

          As discussed more fully in the April 13 Response Letter, lost equipment is a common, recurring, ordinary course occurrence that is directly associated with the Company's core services. Also consistent with the above authorities, lost equipment proceeds result from the Company's "earnings process" rather than from incidental activities. These facts are evidenced by (1) the fact that proceeds from lost equipment arise directly as a result of and in connection with the performance by the Company of its core services provided to customers involved in the oil and natural gas industry, (2) the fact that such proceeds are paid by the Company's primary customers, rather than some other group of customers, pursuant to the standard agreements the Company enters into with these customers, (3) the integral nature of the pricing associated with these occurrences and the fact that lost equipment charges are specifically negotiated between the Company and the customer and set forth in the Company's service contracts with its customers and (4) the Company's and the industry's focus on introducing lower-cost tools in order to reduce lost equipment charges.

          The Company also believes that presenting the proceeds from these transactions as revenues in the statement of operations is widely accepted in its industry. The Company directs the Staff to the Annual Report on Form 10-K of Superior Energy Services, Inc. for the year ended December 31, 2005, selected pages from which are attached hereto. As the disclosures on such pages indicate, Superior Energy Services, Inc. accounts for lost equipment in a manner identical to that followed by the Company. The Company's current accounting treatment and related disclosures associated with lost equipment date back to its initial public offering in 2000 and were derived from both the accounting literature previously mentioned and a survey of industry practice. In fact, the accounting treatment and disclosure itself was modeled after a large public oilfield services company. For the Staff's convenience, attached hereto are select pages from the Annual Report on Form 10-K of Weatherford International, Inc. (now known as Weatherford International Ltd.) for the year ended December 31, 1998. As the disclosures on such pages indicate, Weatherford International, Inc. disclosed at that time that it accounted for lost equipment in a manner identical to that followed by the Company. While the financial statements of Weatherford International Ltd. no longer contain, and the financial statements of many other industry participants do not contain, disclosures comparable to those provided by the Company to its investors, the Company believes that a majority of other industry participants adhere to the same approach followed by the Company.

          In the Comment Letter, the Staff states that lost equipment charges appear to be a return of investment similar to an insurance recovery rather than a return on investment. The Staff also characterized the lost equipment charges as similar to an insurance or self-insurance arrangement. The Company respectfully disagrees with these characterizations. As more fully explained in our April 13 Response Letter, the revenues the Company derives from a job are twofold and are set forth in an agreement between the Company and the customer. First, the Company is paid, usually on a day-rate basis, for the amount of time it takes to perform the work requested by the customer. Second, the Company is paid for any equipment lost in the well during the performance of the work. As discussed more fully in the April 13 Response Letter, the lost equipment charge is a specifically negotiated charge. Such charge is integral to the Company's decision to accept a job and to the revenues the Company expects to receive for doing so. As also discussed in the April 13 Response Letter, customers often seek to negotiate a lower lost equipment charge in exchange for a higher day-rate. The lost equipment charge does not typically represent merely an effort to recover the Company's cost of a lost tool. To the contrary, the Company seeks to recover the cost associated with a lost tool and a premium that represents the expected return associated with a lost tool. In other words, the proceeds the Company receives in connection with a lost equipment transaction are based on an overall return that the Company expects to generate in the conduct of its business. While this return may or may not be the same as the return the Company would receive if a particular piece of equipment is operated through the end of its useful life, the Company seeks to price its lost equipment charges in a manner to recover a return of and a return on its investment in its tools. To the Company's knowledge, most property and casualty insurance arrangements typically reimburse the insured for the value (sometimes the replacement value) of the lost or damaged asset. To the Company's knowledge, it would be highly unusual for an insured to be able to recover an estimated future return on its investment in such asset from an insurer as the Company seeks to do in pricing its lost equipment charges.

          Because of the harsh environments in which the Company's rental equipment operates, the Company explained in the April 13 Response Letter that such damage and loss is a regular occurrence, arising on average once per week. In the Comment Letter, the Staff states that the loss or damage of rental equipment is beyond the control of the Company and is not manageable, planned or predictable. The Company disagrees with this assertion for two reasons. First, the Company has a measure of ability to manage the risk of loss to which its tools are subject. For example, in some cases, the Company serves as the directional drilling contractor on the job in which the tool is employed. In these cases, Company personnel are involved in the overall drilling process and can seek to operate the drilling process in a way to minimize the risk of lost tools. In cases where the Company is not the directional drilling contractor, the Company will know the identity of the drilling contractor and the well conditions where its tools are going to be deployed. The Company may decide not to participate in (or may price its equipment and services differently for) jobs where the Company perceives the lost equipment risk to be too high. Second, as more fully explained in the April 13 Response Letter, the Company includes a provision for lost equipment in its operating and capital budgets and seeks to order or manufacture sufficient equipment to always have replacement equipment available in the event of lost equipment. As is exhibited by the table contained in the SAB 99 memorandum attached hereto, lost equipment charges have consistently accounted for approximately 3% to 4% of the Company's revenue during the last five years. This consistent experience provides the Company with a measure of predictability in its budgeting and planning process. Because lost equipment charges are recurring, expected to continue and part of the Company's ongoing business, the Company believes these transactions are more characteristic of revenues and expenses as opposed to gains and losses.

          Finally, in the Comment Letter, the Staff seemed to place importance on the fact that it is atypical that a specific item of equipment is sold by virtue of being lost or damaged within one year of purchase. As discussed above, while the Company expects a certain amount of its equipment to be lost each year, it is impossible for the Company to predict the specific tool that will actually be lost. A tool that is lost could be on its first job or could be several years old. The Company has a large asset base of many different tools of varying sizes (e.g. diameters and lengths), and, though the Company cannot predict the specific tool that will be lost, it does budget and plan for the number of tools from each size category that may become lost during a given year. The Company does not understand the relevance of the fact that lost equipment occurrences are not predictable on an asset-by-asset basis.

          In addition to believing that it has followed the appropriate accounting treatment for these items, the Company has concluded, in any event, that the proceeds from lost equipment are not quantitatively significant to the Company's consolidated financial statements during any of the last five years. For the convenience of the Staff, the Company has attached hereto the SAB 99 memorandum dated May 16,

          2006 that contains the Company's materiality analysis. In light of the Company's materiality analysis, the Company respectfully proposes to include more robust disclosure in the notes to its financial statements regarding the nature and amount of revenue attributable to lost equipment charges. The Company has included disclosures in the Proposed 10-K Amendment for the Staff's consideration.

3. PLEASE MODIFY YOUR STATEMENT OF CASH FLOWS TO PRESENT THE PROCEEDS RECEIVED FROM LOST OR DAMAGED EQUIPMENT AS A SEPARATE INVESTING CASH INFLOW, IF MATERIAL.

          RESPONSE: Substantially all of the line item, "Proceeds from sale of property and equipment," on the Statement of Cash Flows consists of sales of lost or damaged equipment. This caption on the Statement of Cash Flows has been revised to "Proceeds from sales of equipment" to clarify the description of these transactions. Please see page F-8 of the accompanying Proposed 10-K Amendment.

                                  Respectfully yours,

                                  W-H ENERGY SERVICES, INC.


                                  By: /s/ JEFFREY L. TEPERA
                                      ------------------------------------------
                                      Jeffrey L. Tepera
                                      Vice President and Chief Financial Officer

  [SIGNATURE PAGE TO W-H ENERGY SERVICES, INC. COMMENT RESPONSE LETTER TO SEC]

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      FOR THE TRANSITION PERIOD FROM __________________ TO ________________

                           COMMISSION FILE NO. 0-20310

                         SUPERIOR ENERGY SERVICES, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                             75-2379388
     (State or other jurisdiction of                           (I.R.S. Employer
     incorporation or organization)                          Identification No.)

            1105 Peters Road
               Harvey, LA                                           70058
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                          (ZIP CODE)

Registrant's telephone number: (504)362-4321

           Securities registered pursuant to Section 12(b) of the Act:

Title of each class:            Name of each exchange on which registered:
--------------------            ------------------------------------------
Common Stock, $.001 Par Value   New York Stock Exchange

           Securities registered pursuant to Section 12(g) of the Act:

                                      None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 16-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b -2 of the Exchange Act. (Check one):

================================================================================

                 SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                   Years Ended December 31, 2005, 2004 and 2003
                      (in thousands, except per share data)

                                                                         2005       2004       2003
                                                                       --------   --------   --------
Oilfield service and rental revenues                                   $656,423   $527,331   $499,884
Oil and gas revenues                                                     78,911     37,008        741
                                                                       --------   --------   --------
   Total revenues                                                       735,334    564,339    500,625
                                                                       --------   --------   --------
Cost of oilfield services and rentals                                   330,200    288,561    289,276
Cost of oil and gas sales                                                45,804     21,547        331
                                                                       --------   --------   --------
   Total cost of services, rentals and sales                            376,004    310,108    289,607
                                                                       --------   --------   --------
Depreciation, depletion, amortization and accretion                      89,288     67,337     48,853
General and administrative expenses                                     140,989    110,605     94,822
Reduction in value of assets                                              6,994         --         --
Gain on sale of liftboats                                                 3,544         --         --
                                                                       --------   --------   --------
Income from operations                                                  125,603     76,289     67,343
                                                                       --------   --------   --------
Other income (expense):
   Interest expense, net of amounts capitalized                         (21,862)   (22,476)   (22,477)
   Interest income                                                        2,201      1,766        209
   Other income                                                              --         --      2,762
   Equity in earnings of affiliates                                       1,339      1,329        985
   Reduction in value of investment in affiliate                         (1,250)        --         --
                                                                       --------   --------   --------
Income before income taxes                                              106,031     56,908     48,822
Income taxes                                                             38,172     21,056     18,308
                                                                       --------   --------   --------
Net income                                                             $ 67,859   $ 35,852   $ 30,514
                                                                       ========   ========   ========
Basic earnings per share                                               $   0.87   $   0.48   $   0.41
                                                                       ========   ========   ========
Diluted earnings per share                                             $   0.85   $   0.47   $   0.41
                                                                       ========   ========   ========
Weighted average common shares used in computing earnings per share:
   Basic                                                                 78,321     74,896     73,970
   Incremental common shares from stock options                           1,414      1,004        678
                                                                       --------   --------   --------
   Diluted                                                               79,735     75,900     74,648
                                                                       ========   ========   ========

See accompanying notes to consolidated financial statements.

                                                           Year Ended
                                                          December 31,
                                                      -------------------
                                                        2005       2004
                                                      --------   --------
Decommissioning liabilities, at beginning of period   $114,018   $ 38,853
Liabilities acquired and incurred                       11,494     83,021
Liabilities settled                                     (8,772)    (9,157)
Accretion                                                4,476      2,836
Revision in estimated liabilities                          693     (1,535)
                                                      --------   --------
Total                                                  121,909    114,018
Current portion of decommissioning liabilities          14,268     23,588
                                                      --------   --------
Decommissioning liabilities, at end of period         $107,641   $ 90,430
                                                      ========   ========

     (m)  Revenue Recognition

          Revenue is recognized when services or equipment are provided. The Company contracts for marine, well intervention and environmental projects either on a day rate or turnkey basis, with a majority of its projects conducted on a day rate basis. The Company's rental tools are rented on a day rate basis, and revenue from the sale of equipment is recognized when the equipment is shipped. Reimbursements from customers for the cost of rental tools that are damaged or lost down-hole are reflected as revenue at the time of the incident. The Company recognizes oil and gas revenue from its interests in producing wells as oil and natural gas is produced and sold from those wells.

     (n)  Income Taxes

          The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS No. 109), "Accounting for Income Taxes." FAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

     (o)  Earnings per Share

          Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that the denominator is increased to include the number of additional common shares that could have been outstanding assuming the exercise of stock options and restricted stock units and the potential shares that would have a dilutive effect on earnings per share.

     (p)  Financial Instruments

          The fair value of the Company's financial instruments of cash, accounts receivable and current maturities of long-term debt approximates their carrying amounts. The fair value of the Company's long-term debt is approximately $227 million at December 31, 2005.

     (q)  Foreign Currency Translation

          Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as the foreign currency translation component of accumulated other comprehensive income in stockholders' equity.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ---------------------

                                   FORM 10-K

      For Annual and Transition Report Pursuant to Sections 13 or 15(d) of
                        Securities Exchange Act of 1933

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1998
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                         Commission file number 1-13086

                        WEATHERFORD INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                  Delaware                               04-2515019
       (State or other jurisdiction of                  (IRS Employer
       incorporation or organization)                 Identification No.)

515 Post Oak Boulevard, Suite 600, Houston, Texas       77027-3415
      (Address of principal executive offices)           (Zip Code)

Registrant's telephone number, include area code:  (713) 693-4000

Securities registered pursuant to Section 12(b) of the Act:

   Title of each class              Name of each exchange in which registered
   --------------------             -----------------------------------------
Common Stock, $1.00 Par Value                  New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes  X      No
                                               ---       ---

         Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

         The aggregate market value of the voting stock held by nonaffiliates of the registrant as of March 24, 1999, was $2,407,577,415, based upon the closing price on the New York Stock Exchange as of such date.

         Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

        Title of Class                    Outstanding at March 24, 1999
        --------------                    -----------------------------
Common Stock, $1.00 Par Value                     97,311,874

                      DOCUMENTS INCORPORATED BY REFERENCE

         The information called for by Items 10, 11, 12 and 13 of Part III will be included in the registrant's definitive proxy statement to be filed pursuant to Regulation 14A and is incorporated herein by reference.

                                     PART I

ITEM 1.  BUSINESS

         Weatherford International, Inc. is one of the world's largest providers of equipment and services used for the exploration and production of oil and natural gas. Our operations are conducted in over 50 countries and we have more than 300 service locations, which are located in substantially all of the oil and natural gas producing regions in the world. We are among the leaders in each of our primary markets and our distribution and service network is one of the most extensive in the industry.

         Our products and services are divided into four principal operating business divisions:

         o    Completion and Oilfield Services

         o    Artificial Lift Systems

         o    Compression Services

         o    Drilling Products

         A discussion follows of our products and services offered, our strategy for growth and the markets in which we compete. There is also included a discussion of our recent financial results, the trends affecting our results and our financial condition. We believe you will find these discussions informative and helpful to a better understanding of the new Weatherford.

                                    STRATEGY

         In May 1998, EVI, Inc. and Weatherford Enterra, Inc. merged to form the new Weatherford. A principal objective of the merger was to create a larger integrated oilfield service company that could take advantage of Weatherford's historical worldwide service infrastructure by adding new products, services and technology to compete in changing markets. Since the merger, we have combined various components of the operations of the two companies, added new technologies to the products and services offered by our Completion and Oilfield Services Division and Artificial Lift Systems Division and have substantially expanded our Compression Services Division through a strategic joint venture with GE Capital Corporation.

         Although current market conditions in our industry are depressed and will likely continue to be depressed through 1999, we see many opportunities for positioning our company for growth as the industry recovers. In looking to the future, our strategic focus for growth is as follows:


         o    Invest in technology to provide       o    Take advantage of secular
              customers value-added products             growth trends, such as natural
              and services that can reduce               gas compression, thru-tubing
              the cost of exploration and                re-entry drilling and
              production of oil and gas                  underbalanced drilling

         o    Pursue strategic acquisitions          o   Leverage our worldwide
              and combinations for long-term             infrastructure to introduce new
              growth                                     products and services


         o    Continually review our asset           o   Continue our expansion
              holdings for ways to maximize              internationally
              value

         o    Provide integrated product and
              services offerings

         Our long-term objective is to create stockholder value in the form of asset and income growth through the implementation of this strategy. Positioning our company for growth in these times is a difficult task, especially when there is uncertainty as to when the bottom of the cycle will be reached and a recovery will begin.

                WEATHERFORD INTERNATIONAL, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                           YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                         1998        1997        1996
                                                      ----------  ----------  ----------
REVENUES:
 Products........................................... $1,250,570  $1,097,823   $ 704,350
 Services and Rentals...............................    760,084     871,266     762,920
                                                     ----------  ----------   ---------
                                                      2,010,654   1,969,089   1,467,270
COSTS AND EXPENSES:
 Cost of Products...................................    924,133     807,575     550,292
 Cost of Services and Rentals.......................    502,652     580,812     548,633
 Selling, General and Administrative Attributable to
  Segments..........................................    266,423     209,476     162,018
 Corporate General and Administrative...............     26,980      37,816      39,304
 Equity in Earnings of Unconsolidated Affiliates....     (2,679)     (2,582)     (2,078)
 Merger Costs and Other Charges.....................    144,097          --          --
                                                     ----------  ----------   ---------
                                                      1,861,606   1,633,097   1,298,169
                                                     ----------  ----------   ---------
OPERATING INCOME....................................    149,048     335,992     169,101
OTHER INCOME (EXPENSE):
 Interest Income....................................      2,969       8,329       4,168
 Interest Expense...................................    (54,497)    (43,273)    (39,368)
 Gain on Sale of Marketable Securities..............         --       3,352          --
 Other, Net.........................................      1,868         561      (1,227)
                                                     ----------  ----------   ---------
INCOME BEFORE INCOME TAXES..........................     99,388     304,961     132,674
PROVISION FOR INCOME TAXES..........................     34,551     108,188      40,513
                                                     ----------  ----------   ---------
INCOME FROM CONTINUING OPERATIONS...................     64,837     196,773      92,161
INCOME FROM DISCONTINUED OPERATIONS,
 NET OF TAXES.......................................         --          --       7,468
GAIN ON DISPOSAL OF DISCONTINUED OPERATIONS,
 NET OF TAXES.......................................         --          --      66,924
EXTRAORDINARY CHARGE, NET OF TAXES..................         --      (9,010)       (731)
                                                     ----------  ----------   ---------
NET INCOME.......................................... $   64,837  $  187,763   $ 165,822
                                                     ==========  ==========   =========
BASIC EARNINGS (LOSS) PER SHARE:
 Income From Continuing Operations.................. $     0.67  $     2.04   $    1.03
 Income From Discontinued Operations................         --          --        0.08
 Gain on Disposal of Discontinued Operations........         --          --        0.75
 Extraordinary Charge...............................         --       (0.09)      (0.01)
                                                     ----------   ----------  ---------
 Net Income Per Share............................... $     0.67  $     1.95   $    1.85
                                                     ==========  ==========   =========
 Basic Weighted Average Shares Outstanding..........     97,065      96,052      89,842
                                                     ==========  ==========   =========
DILUTED EARNINGS (LOSS) PER SHARE:
 Income From Continuing Operations.................. $     0.66   $     2.01  $    1.01
 Income From Discontinued Operations................         --          --        0.08
 Gain on Disposal of Discontinued Operations........         --          --        0.74
 Extraordinary Charge...............................         --       (0.09)      (0.01)
                                                     ----------   ----------  ---------
 Net Income Per Share............................... $     0.66   $     1.92  $    1.82
                                                     ==========   ==========  =========
 Diluted Weighted Average Shares Outstanding........     97,757       97,562     90,981
                                                     ==========   ==========  =========

The accompanying notes are an integral part of these consolidated financial statements.

                WEATHERFORD INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is carried at cost. Maintenance and repairs are expensed as incurred. The costs of renewals, replacements and betterments are capitalized. Depreciation on fixed assets is computed using the straight-line method over the estimated useful lives for the respective categories. The Company evaluates potential impairment of property, plant and equipment and other long-lived assets on an ongoing basis whenever events or circumstances indicate that carrying amounts may not be recoverable. The useful lives of the major classes of property, plant and equipment are as follows:


                                                              LIFE
                                                        ----------------
  Buildings and other property.........................  5  -  45 years
  Rental and service equipment.........................  3  -  15 years
  Machinery and equipment..............................  3  -  20 years

INTANGIBLE ASSETS AND AMORTIZATION

     The Company's intangible assets are comprised primarily of goodwill and identifiable intangible assets, principally patents and technology licenses. The Company periodically evaluates goodwill and other intangible assets, net of accumulated amortization, for impairment based on the undiscounted cash flows associated with the asset compared to the carrying amount of that asset. Management believes that there have been no events or circumstances which warrant revision to the remaining useful life or which affect the recoverability of any intangible assets. Goodwill is being amortized on a straight-line basis over the lesser of the estimated useful life or 40 years. Other identifiable intangible assets, included as a component of other assets, are amortized on a straight-line basis over the years expected to be benefited, ranging from 5 to 15 years.

     Amortization expense for goodwill and other intangible assets was approximately $23.4 million, $15.0 million and $10.8 million for 1998, 1997 and 1996, respectively. Accumulated amortization for goodwill at December 31, 1998 and 1997 was $48.5 million and $30.1 million, respectively.

ENVIRONMENTAL EXPENDITURES

     Environmental expenditures that relate to the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. Estimates are based on currently available facts and technology, presently enacted laws and regulations and the Company's prior experience in remediation of contaminated sites. Liabilities included $7.3 million and $12.7 million of accrued environmental expenditures at December 31, 1998 and 1997, respectively.

STOCK-BASED COMPENSATION

     In 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 123, ("SFAS No. 123"), Accounting for Stock Based Compensation. The Company has elected not to adopt the accounting recognition provisions of SFAS No. 123 and, as permitted, has continued to use the intrinsic value method of accounting established by Accounting Principles Board Opinion No. 25 ("APB No. 25") to account for its stock-based compensation programs. Under APB No. 25 no compensation expense is recognized when the exercise price of an employee stock option is equal to the market price of Common Stock on the grant date. The Company has adopted SFAS No. 123 by making the required pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting under SFAS No. 123 had been applied (See Note 10).

FOREIGN CURRENCY TRANSLATION

     The functional currency for most of the Company's international operations is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, and the resulting translation adjustments are included as accumulated other comprehensive loss, a component of stockholders' equity. Currency transaction gains and losses are reflected in income for the period.

                WEATHERFORD INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The net decline in the cumulative foreign currency translation adjustment, as reported in the Consolidated Statements of Stockholders' Equity, from December 31, 1997 to December 31, 1998 was $37.9 million which primarily reflects the financial impact of the devaluation of the Canadian and Latin American currencies as compared to the U.S. dollar.

FOREIGN EXCHANGE CONTRACTS

     The Company enters into foreign exchange contracts only as a hedge against certain existing economic exposures, and not for speculative or trading purposes. These contracts reduce exposure to currency movements affecting specific existing assets and liabilities denominated in foreign currencies, such exposure resulting primarily from trade receivables and payables and intercompany loans. The future value of these contracts and the related currency positions are subject to offsetting market risks resulting from foreign currency exchange rate volatility. The counterparties to the Company's foreign exchange contracts are creditworthy multinational commercial banks. Management believes that the risk of counterparty nonperformance is immaterial. At December 31, 1998 and 1997, the Company had contracts maturing within the next 60 days to sell $33.4 million and $36.8 million, respectively, in Norwegian kroner, U.K. pounds sterling, Canadian dollars and Dutch guilders. Had such respective contracts matured on December 31, 1998 and 1997, the Company's required cash outlay would have been insignificant.

ACCOUNTING FOR INCOME TAXES

     Under Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

REVENUE RECOGNITION

     The Company recognizes revenue as products are shipped or accepted by the customer and when service and rentals are provided. Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost downhole are reflected as revenues.

EARNINGS PER SHARE

     Basic earnings per share is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings per common share is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the year adjusted for the dilutive effect of the incremental shares that would have been outstanding under the Company's stock option and restricted stock plans (See
Note 10). The effect of the 5% Convertible Subordinated Preferred Equivalent Debentures due 2027 (the "Debentures") on diluted earnings per share is anti-dilutive and, thus, has no impact.

     The following reconciles basic and diluted weighted average shares:


                                                               DECEMBER 31,
                                                          ----------------------
                                                           1998    1997    1996
                                                          ------  ------  ------
                                                              (in thousands)
 Basic weighted average number of shares outstanding....  97,065  96,052  89,842
 Dilutive effect of stock option and restricted stock
 plans..................................................     692   1,510   1,139
                                                          ------  ------  ------
 Dilutive weighted average number of shares outstanding.  97,757  97,562  90,981
                                                          ======  ======  ======

NEW REPORTING REQUIREMENTS

     In February 1998, the FASB issued Statement of Accounting Standards No. 132 ("SFAS No. 132"), Employers' Disclosures About Pensions and Other Postretirement Benefits. SFAS No. 132 standardizes disclosure requirements for pensions and other postretirement benefits. The Company adopted SFAS No. 132 in 1998 (See Note 11).

                           (W-H ENERGY SERVICES LOGO)

                          SAB 99 - MATERIALITY ANALYSIS

TO:       THE FILES

FROM:     ERNESTO BAUTISTA, III - VICE PRESIDENT & CORPORATE CONTROLLER

SUBJECT:  LOST-IN-HOLE/DAMAGED-BEYOND-REPAIR ASSET TRANSACTIONS

DATE:     5/16/2006

CC:       JEFF TEPERA - CHIEF FINANCIAL OFFICER, MILTON SCOTT -
          AUDIT COMMITTEE CHAIR

I.  BACKGROUND

     Since the acquisition of the PathFinder Energy Services logging-while-drilling and measurement-while-drilling business in May 1999, W-H Energy Services, Inc. ("W-H" or the "Company") has accounted for proceeds received from customers for assets involuntarily lost-in-hole ("LIH") or damaged-beyond-repair ("DBR") during the drilling process as a component of revenues, with the corresponding carrying value of these assets treated as a component of cost of revenues in the Company's Consolidated Statements of Operations. The Company's accounting treatment for LIH/DBR asset transactions was disclosed in the Summary of Significant Accounting Policies section of the Company's financial statements included in its IPO prospectus and its annual reports filed on Form 10-K. The Company's accounting treatment for these transactions developed from interpretations of accounting literature relating to the definition of revenue and from a survey of industry practice. Moreover, the Company concluded that these types of transactions were of a routine, ordinary course, rather than a non-recurring nature. In other words, given the frequency of these occurrences, the Company concluded that they were not incidental to, but an integral part of, the operation of its business and that the most appropriate treatment for the associated proceeds would be as revenue to the Company. In fact, the Company's annual operating and capital expenditure budgets, forecasts, research and development initiatives and contract negotiations each include LIH/DBR asset transaction components.

     By letter dated April 5, 2006, the Staff of the U. S. Securities and Exchange Commission's Division of Corporation Finance ("SEC Staff" or the "Staff") questioned, among other matters, the Company's treatment of proceeds received from customers for LIH/DBR asset transactions. Specifically, the SEC Staff asked the Company to provide support and background for its accounting treatment of these proceeds. The Company responded to the Staff by letter dated April 13, 2006 citing specific interpretations of accounting literature relating to the definition of revenue and examples of similar industry-wide treatment. On April 28, 2006, the Staff responded that it did not agree with the Company's accounting treatment for LIH/DBR transactions. Specifically, the Staff stated its belief that LIH/DBR asset transactions do not represent economic events that are integral, versus incidental, to the operation of the business. As such, the Staff requested that the Company revise its financial statements to reflect the LIH/DBR asset transactions on a net basis under a single caption such as Gain/Loss on Disposition of Operating Assets within the operating income section of the Consolidated Statement of Operations.

     The purpose of this memorandum is to analyze the significance that the Staff's proposed revision would have had in a given prior period on revenues, cost of revenues and operating income and the Company's conclusion as to the necessity of a revision to its financial statements.

II. DISCUSSION

     A. QUANTITATIVE ANALYSIS

          The Company has concluded that adopting the accounting treatment advocated by the SEC Staff for LIH/DBR transactions would not result in a material change in its financial statements during any of the last five years. The table below compares the Company's as-reported revenues and cost of revenues for the last five years to what would have been reported if the Company had applied the Staff's accounting treatment. Since the application of the Staff's position requires a net presentation of these transactions within the operating income section of the Consolidated Statements of Operations, there is no impact to operating income as reported. The materiality delta in each year supports management's assertion that the proposed revision noted herein was not quantitatively material in any single year. Additionally, the percentage impact on revenues was not greater than 5.3% during each of the quarterly periods during the three years ended December 31, 2005.

                                           FOR THE YEARS ENDED DECEMBER 31,
                               ----------------------------------------------------
(AMOUNTS IN THOUSANDS)           2005       2004       2003       2002       2001
                               --------   --------   --------   --------   --------
Revenues as Reported           $634,361   $482,428   $367,183   $313,414   $359,138

LIH/DBR Proceeds                (22,934)   (15,778)   (12,418)   (14,840)   (19,324)
Revenues as Revised             611,427    466,650    354,765    298,574    339,814
% DELTA                            3.62%      3.27%      3.38%      4.73%      5.38%

Cost of Revenues as Reported    357,787    269,897    209,118    172,922    186,452
LIH/DBR Cost                    (10,776)    (7,063)    (4,758)    (4,175)    (3,687)
Cost of Revenues as Revised     347,011    262,834    204,360    168,747    182,765
% DELTA                            3.01%      2.62%      2.28%      2.41%      1.98%

Operating Income as Reported     91,024     43,620     39,714     33,480     76,161
LIH/DBR Revision Impact              --         --         --         --         --
Operating Income as Revised      91,024     43,620     39,714     33,480     76,161
% DELTA                            0.00%      0.00%      0.00%      0.00%      0.00%

     B. QUALITATIVE ANALYSIS

          In addition to being immaterial on a quantitative basis, the discussion below establishes that the difference in accounting treatment for LIH/DBR transactions is likewise immaterial on a qualitative basis. The following is an analysis of qualitative factors that may cause revisions of quantitatively small amounts to be material:

     a. Whether the proposed revision masks a change in earnings or other trends.

     THE NET PROPOSED REVISION DID NOT MASK A CHANGE IN EARNINGS OR OTHER TRENDS AND WAS NOT A MATERIAL FACTOR IN THE COMPANY'S FAVORABLE REVENUE TREND. IN FACT, THE PROPOSED REVISION HAS NO IMPACT ON OPERATING INCOME, NET INCOME OR EARNINGS PER SHARE.

     b. Whether the proposed revision hides a failure to meet analysts' consensus expectations for the enterprise.

     THE NET PROPOSED REVISION WOULD NOT HAVE CHANGED EARNINGS PER SHARE, WHICH IS A KEY METRIC FOLLOWED BY THE COMPANY'S ANALYSTS, AND, THEREFORE, WOULD NOT HAVE RESULTED IN A FAILURE TO MEET ANALYSTS' CONSENSUS EXPECTATIONS DURING ANY OF THE PRIOR PERIODS IN QUESTION.

     c. Whether the proposed revision changes a loss into income or vice versa.

     THE IMPACT OF THE PROPOSED REVISION WOULD NOT HAVE CHANGED A NET LOSS INTO NET INCOME OR VICE VERSA DURING ANY OF THE PRIOR PERIODS IN QUESTION. AGAIN, THE CHANGE IN ACCOUNTING WOULD MERELY RESULT IN A RECLASSIFICATION OF THE AMOUNTS SPECIFIED ABOVE WITHIN THE OPERATING INCOME SECTION OF THE CONSOLIDATED STATEMENTS OF OPERATIONS.

     d. Whether the proposed revision concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

     THE ACCOUNTS NOTED HEREIN, ALTHOUGH PERTAINING TO ONE OF THE COMPANY'S TWO OPERATING SEGMENTS, WOULD NOT HAVE CHANGED THAT SEGMENT'S PROFITABILITY.

     e. Whether the proposed revision affects the registrant's compliance with regulatory requirements.

     THE PROPOSED REVISION DID NOT AFFECT THE COMPANY'S COMPLIANCE WITH ANY REGULATORY REQUIREMENTS.

     f. Whether the proposed revision affects the registrant's compliance with loan covenants or other contractual requirements.

     THE PROPOSED REVISION HAD NO IMPACT ON THE COMPANY'S COMPLIANCE WITH ITS LOAN COVENANTS OR OTHER CONTRACTUAL REQUIREMENTS DURING ANY OF THE PRIOR PERIODS IN QUESTION.

     g. Whether the proposed revision has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

     MANAGEMENT INCENTIVES ARE GENERALLY AWARDED BASED ON EBITDA AND OTHER PERFORMANCE MEASURES THE CALCULATION OF WHICH WOULD NOT BE AFFECTED BY THE PROPOSED REVISION; THEREFORE, THE PROPOSED REVISION WOULD NOT HAVE THE EFFECT OF INCREASING MANAGEMENT'S COMPENSATION.

     h. Whether the proposed revision involves concealment of an unlawful transaction.

     THE PROPOSED REVISION DOES NOT INVOLVE THE CONCEALMENT OF AN UNLAWFUL TRANSACTION.

III.  CONCLUSION

     In conclusion, because the impact of the proposed revision to prior period annual financial statements would not be material and none of the qualitative factors discussed above would be breached, the management of the Company believes that the proposed revision to the Consolidated Statements of Operations is not necessary. The findings of this review and position taken by management have been communicated and agreed to by the Audit Committee of the Company's Board of Directors.

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                   FORM 10-K/A



                                 AMENDMENT NO. 1


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                   ----------

                        COMMISSION FILE NUMBER: 001-31346

                          W - H ENERGY SERVICES, INC.
             (Exact name of Registrant as specified in its charter)

             TEXAS                                                76-0281502
(State or other jurisdiction of                                (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                        10370 RICHMOND AVENUE, SUITE 990
                              HOUSTON, TEXAS 77042
                                 (713) 974-9071
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

               TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
               -------------------                 -----------------------------------------
     Common Stock, par value $0.0001 per share              New York Stock Exchange
Rights to Purchase Series A Junior Participating            New York Stock Exchange
    Preferred Stock, par value $0.01 per share

        SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

                                   ----------

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ]   Accelerated Filer [X]   Non-Accelerated Filer [ ]

     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

     As of June 30, 2005, approximately 27,991,955 shares of common stock, par value $0.0001 per share, of the registrant were outstanding, and the aggregate market value of the outstanding shares of common stock of the registrant held by non-affiliates (based on the closing price of such shares on the New York Stock Exchange on such date) was approximately $544.3 million. The determination of stock ownership by non-affiliates was made solely for the purpose of providing the foregoing market capitalization information, and the registrant is not bound by such determination for any other purpose.

     As of February 17, 2006, approximately 29,306,936 shares of common stock, par value $0.0001 per share, of the registrant were outstanding and the aggregate market value of the outstanding shares of common stock of the registrant held by non-affiliates (based on the closing price of such shares on the New York Stock Exchange on such date) was approximately $932.1 million. The determination of stock ownership by non-affiliates was made solely for the purpose of providing the foregoing market capitalization information, and the registrant is not bound by such determination for any other purpose.

                       DOCUMENTS INCORPORATED BY REFERENCE

     Portions of the registrant's Proxy Statement for its 2006 Annual Meeting of Shareholders, which the Registrant intends to file within 120 days of December 31, 2005, are incorporated by reference into Part III of this Form 10-K.

================================================================================

                                EXPLANATORY NOTE



     We are filing this Annual Report on Form 10-K/A for the year ended December 31, 2005 (the "Amended 10-K") to amend our Annual Report on Form 10-K for the year ended December 31, 2005 (the "Original 10-K"), which was originally filed with the Securities and Exchange Commission on March 6, 2006. We are filing this Amended 10-K in response to comments received from the SEC. As permitted by the rules and regulations of the SEC, we have amended the Original 10-K to (1) revise the discussion under Item 3; (2) make revisions in Item 7 and in the footnotes to the consolidated financial statements to clarify references to "tools" or "equipment" as "rental equipment"; (3) expand the disclosure under "Recent Development" in Item 7; (4) revise the disclosure under "Disclosure Controls and Procedures" in Item 9A; (5) separate "Goodwill" from "Other intangibles, net" in the consolidated balance sheets and in footnote 4 to the consolidated financial statements; (6) revise the caption for "Proceeds from sales of equipment" in the consolidated statements of cash flows; (7) revise the discussions under "Realization of Long-Lived Assets" and "Revenue Recognition" in footnote 2 to the consolidated financial statements; (8) correct for a misclassification between United States and North Sea revenue and operating income presented in the 2005 geographic data in footnote 13 to the consolidated financial statements; and (9) refile the CEO and CFO certifications included as Exhibits 31.1 and 31.2 as of the date hereof to include portions of paragraph 4 to the certifications that were inadvertently omitted from the certifications filed with the Original 10-K. The remainder of the information contained in the Original 10-K is not amended or restated hereby and shall be as set forth in the Original 10-K. In order to preserve the nature and character of the disclosures set forth in the Original 10-K as originally filed, except as otherwise expressly stated herein, this amendment does not speak to, or reflect, events occurring after the original filing of the Original 10-K.

ITEM 3. LEGAL PROCEEDINGS.


     We are from time to time a party or otherwise subject to legal proceedings, claims, investigations and other proceedings in the ordinary course of our business. These matters typically involve tort, workers compensation, commercial and infringement and other intellectual property claims. Where appropriate, we make provision for a liability with respect to these claims in our financial statements in accordance with generally accepted accounting principles. These provisions are reviewed periodically and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and events pertaining to a particular case. Litigation is inherently unpredictable. Based upon information currently available, management believes that the ultimate liability with respect to these proceedings and claims will not materially affect our consolidated results of operations or financial position.


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Set forth below is a description of the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2005, and our capital resources and liquidity as of December 31, 2005 and 2004. Our discussion begins with an overview of the significant factors that have recently affected our company, including a discussion of industry market trends and management's perspectives regarding the opportunities and challenges we face during 2006 and beyond. Next, we analyze the results of our operations for the last three years. A summary follows of the critical accounting judgments and estimates that we have made which we believe are most important to an understanding of our Management's Discussion and Analysis and our consolidated financial statements, as well as a discussion of recently issued accounting pronouncements. Finally, we review our cash flows and liquidity, capital resources and contractual commitments.

     The following discussion includes various forward-looking statements about the markets in which we operate, the demand for our products and services and our future results. These statements are based on certain assumptions that we believe are reasonable. For information about some of the risks that could cause actual results to differ from these forward looking statements, please refer to the section entitled "Item 1. Business -- Factors That May Affect Future Results and Accuracy of Forward-Looking Statements."

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes appearing elsewhere in this Form 10-K.

OVERVIEW OF OUR PRODUCTS AND SERVICES


     We provide drilling related products and services and completion and workover related products and services to major and independent oil and natural gas companies, drilling contractors and other oilfield service companies. The majority of our revenues are generated from charging our customers day rates, based on the number of days our products and services are used. We also sell certain products used in the exploration for and production of oil and natural gas and receive revenues from our customers in connection with these sales. Our primary expenses are salaries for our personnel and the costs associated with expendable parts and supplies, research and development, repair and maintenance of rental equipment and costs of products sold as well as general operational costs. A detailed description of the products and services that we provide, the manner in which we market these products and services and the way in which we charge our customers for these products and services is contained under "Item 1. Business -- Businesses."


     Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of other factors. Any prolonged increase or decrease in oil and natural gas prices affects the levels of exploration, development and production activity as well as the entire health of the oil and natural gas industry. Demand for our drilling related products and services is directly affected by the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies. Demand for our completion and workover related products and services depends more on oil and natural gas production activity, which is less immediately affected by changes in oil and natural gas prices.

DRILLING RELATED PRODUCTS AND SERVICES

     Revenue from our drilling related products and services segment constituted approximately 64% of our total 2005 consolidated revenue. Approximately 83% of our drilling segment revenue for 2005 was generated in the United States, including the Gulf of Mexico. The remaining 17% was generated in various international locations.

     In July 2001, exploration and development activity levels in the United States peaked and subsequently began to decline primarily as a result of lower natural gas prices. This decline continued through April 2002, at which point the United States drilling rig count levels reached a low of 738, which was comprised of 110 offshore rigs and 628 land rigs. As natural gas prices climbed and remained relatively strong, rig count levels began to recover in 2003 and continued through 2005. This increase, however, resulted entirely from an increase in land-based rigs. According to statistics published by Baker Hughes, the average number of rotary rigs operating in the United States was 1,032, 1,192 and 1,383 for 2003, 2004 and 2005, respectively. Of these figures, land rigs comprised 924, 1,095 and 1,290, respectively, and offshore rigs comprised 108, 97 and 93, respectively, for the same periods. The offshore rig count did improve modestly in the fourth quarter of 2004 and into early 2005, but has since retreated to activity levels not experienced since mid-1993. Whether this trend will continue beyond 2005 is unclear at this time. We do believe that the overall outlook for domestic natural gas exploration and development activity remains positive, as natural gas production has yet to respond to the higher level of natural gas prices and higher rig counts. This factor should keep upward pressure on natural gas prices.

     Despite the divergence between onshore and offshore activity levels, the recovery in exploration and development activity levels in the United States has positively impacted our revenue, cash flow and earnings generated in this market.

     Outside of the United States, the North Sea remains our largest drilling segment market. According to statistics published by Baker Hughes, the number of rotary rigs operating in the North Sea declined from an average of 67 in January 2002 to a low of 28 in February 2005, before recovering to an average of 46 in December 2005. We expect no significant change in activity levels in the North Sea in the near term.

     As the primary area of improvement in drilling activity in the United States has been onshore, the importance of improving our market share for land-based services became critical. In October 2002, in response to this developing trend, we made the strategic decision to enter the directional drilling business in North America. As a result of this decision and the growth in the United States land rig count, we have successfully leveraged our new directional drilling business to effect an increase in the utilization of our measurement-while-drilling tools and down-hole drilling motor fleet. The increased utilization of our measurement-while-drilling tools and down-hole drilling motor fleet has helped to offset the sluggish nature of United States offshore activity. However, our logging-while-drilling revenues from this market have outperformed the rig count numbers as a result of performing more jobs with a higher content of our services, improving prices and an increase in our share of this market.

     A key challenge that our drilling related products and services segment faces is the demand by our customers for more efficient and technologically advanced services and tools. We have invested substantial time and capital into developing and commercializing technologies that are of value to our customers and that enable us to compete effectively with the major integrated oilfield service companies. During the third quarter of 2004, we began to market our PathMaker(R) 12 1/4 3-Dimensional Rotary Steerable technology. We expect commercialization of thE 3-Dimensional Rotary Steerable technology to improve the utilization of our logging-while-drilling, measurement-while-drilling and directional drilling services, as our customers are increasingly requiring this type of technology as a prerequisite for a drilling project or contract. We are currently developing a PathMaker(R) 8 1/2 3-Dimensional Rotary Steerable tool and are offering this tool on a limited commercial basis during the first quarter of 2006.

     Introduced on a commercial basis in late 2004, our Array Wave Resistivity technology is the first of our next generation of logging-while-drilling tools. We believe that our Array Wave Resistivity tools provide a more robust and accurate resistivity measurement. Tools and data analysis in this technology improve the precision and reliability of formation data obtained through the analysis of electromagnetic wave transmissions through the formation surrounding a well bore. Our Array Wave Resistivity tools are also designed to withstand high pressure (25,000 psi) and high temperature (350 F) well conditions.

     For a discussion of other technologies we have under development, please read "Item 1. Business -- Research and Development: Technology Initiatives."

COMPLETION AND WORKOVER RELATED PRODUCTS AND SERVICES

     Our completion and workover related products and services segment provided approximately 36% of our total consolidated revenue for 2005. Revenues provided by this segment are almost entirely derived from the United States and the Gulf of Mexico. While revenues from this segment are affected by the level of oil and natural gas prices, activity in this segment is only modestly affected by drilling activity (see the discussion under Drilling Related Products and Services above). As a result, our completion and workover segment has provided stability during prolonged downturns in drilling activity.

     We have increased our revenue capacity in this segment through capital spending in 2003, 2004 and 2005, which, when combined with our acquisitions and strategic land-based expansion efforts, has strengthened and further diversified the operations of the

Company. Continued growth in this segment will be dependent upon, among other factors, industry activity levels, prices of oil and natural gas, our capital expenditure program and our ability to attract and retain qualified service personnel and field engineers required to operate the specialized equipment used in this business.

GEOGRAPHIC EXPANSION

     We are currently working to establish a larger presence in the Rocky Mountain region of the United States, an expansion that will require an initial capital investment of approximately $30.0 million (see Item 1. Business -- Strategy).

DISCONTINUED OPERATIONS

     In March 2004, we committed to the divestiture of our maintenance and safety related products and services segment. Accordingly, this segment has been included in our Selected Financial Data and our Consolidated Statements of Operations and Comprehensive Income for fiscal years ended on or before December 31, 2004 as discontinued operations. In April 2004, we completed the sale of Well Safe, Inc., one of the two companies that formerly comprised our maintenance and safety related products and services segment, for cash consideration of $28.0 million. Additionally, in December 2004, we sold Charles Holston, Inc., the remaining entity that formerly comprised this segment, for consideration of $2.0 million, consisting of $1.0 million in cash and a $1.0 million subordinated promissory note due December 31, 2009. We sold Well Safe and Charles Holston pursuant to customary stock purchase agreements in which we made customary representations and warranties, agreed to customary covenants and agreed to indemnify the buyers of these businesses for certain matters, subject to certain caps, limitations and deductibles. These sales resulted in a loss of $5.1 million for the year ended December 31, 2004.

RECENT DEVELOPMENT


     Adverse Weather Conditions. Our 2005 results of operations were negatively impacted by Hurricanes Katrina and Rita and the associated shut-in of drilling and production activity in the Gulf of Mexico and along the Gulf Coast. The adverse impact began during the third quarter of 2005 and has continued into the first quarter of 2006. Although difficult to estimate, we believe that the impact of these storms reduced operating income by approximately $3.0 million to $4.0 million during the third quarter of 2005. We believe that drilling and production activity in the Gulf of Mexico continued to be adversely affected during the fourth quarter of 2005 and early 2006 as a result of the infrastructure damage caused by these two hurricanes. Nevertheless, improved market conditions onshore during this period resulted in redeployment of our rental equipment and services, resulting in increased revenues and profitability that offset the downturn in Gulf of Mexico activity levels. Due to the complexity of repairing the infrastructure that was damaged, we anticipate that activity levels in the Gulf of Mexico will recover gradually over the next several quarters.


RESULTS OF OPERATIONS

     YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

     Revenues. Revenues increased by $172.0 million, or approximately 37%, to $634.4 million for the year ended December 31, 2005 from $462.4 million for the year ended December 31, 2004. This increase was primarily attributable to higher demand for certain of our products and services, combined with the benefit of increased revenue capacity from our capital expenditures.

     Revenues from our drilling related products and services increased by $106.4 million, or approximately 35%, to $409.2 million for the year ended December 31, 2005 from $302.8 million for the year ended December 31, 2004. We attribute the increase in revenues in this segment to:

     - a 16% increase in the average number of rotary rigs operating in the United States, resulting in an increase in demand for our products and services;

     - an increase in our Gulf of Mexico market share, resulting from higher utilization of our existing logging-while-drilling tools and commercialization of certain of our new technologies discussed earlier; and

     -    revenue capacity increases from our capital expenditure program.

     Revenues from our completion and workover related products and services increased by $65.6 million, or approximately 41%, to $225.2 million for the year ended December 31, 2005 from $159.6 million for the year December 31, 2004. We attribute the increase in revenues in this segment to:

     -    the benefits experienced from our onshore geographic expansion;


     - higher utilization of our rental equipment and services as a result of the overall increase in activity levels; and


     -    revenue capacity increases from our capital expenditure program.

     Cost of Revenues. Cost of revenues increased by $87.9 million, or approximately 33%, to $357.8 million for the year ended

December 31, 2005 from $269.9 million for the year ended December 31, 2004. As a percentage of revenues, cost of revenues decreased to 56% for the year ended December 31, 2005 from 58% for the year ended December 31, 2004. The decrease in cost of revenues as a percentage of revenues was primarily due to improved pricing, improved utilization and a change in our revenue mix.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $21.1 million, or approximately 24%, to $108.9 million for the year ended December 31, 2005 from $87.8 million for the year ended December 31, 2004. The increase was primarily attributable to increased personnel costs related to expansion efforts within all of our business lines. As a percentage of revenues, selling, general and administrative expenses decreased to 17% for the year ended December 31, 2005 from 19% for the year ended December 31, 2004.

     Warehouse Fire Related Costs. On April 17, 2005, a Houston warehouse facility operated by one of our subsidiaries was destroyed by a fire. For the year ended December 31, 2005, we reported $3.7 million in costs associated with this fire, net of approximately $0.8 million in anticipated insurance reimbursements. This amount has been reflected in our Selected Financial Data and our Consolidated Statements of Operations and Comprehensive Income under the caption "Warehouse fire related costs" and in Footnote 13 "Operating Segments" as a reduction to operating income for the drilling segment for the year ended December 31, 2005.

     Research and Development Expenses. Research and development expenses increased by $0.8 million, or approximately 5%, to $16.3 million for the year ended December 31, 2005 from $15.5 million for the year ended December 31, 2004. This increase was the result of increased research and development spending on our PathFinder Energy Services technologies, including our PathMaker(R) 8 1/2 3-Dimensional Rotary Steerable tool, our Slim Density Neutron Stand-off Caliper tool and other research and development initiatives.

     Depreciation and Amortization. Depreciation and amortization increased by $10.9 million, or approximately 24%, to $56.6 million for the year ended December 31, 2005 from $45.7 million for the year ended December 31, 2004. This increase was largely the result of a larger depreciable asset base resulting from our capital expenditures.

     Interest and Other Expense. Interest and other expense for the year ended December 31, 2005 was $10.8 million, a decrease of $0.2 million, or approximately 2%, from $11.0 million for the year ended December 31, 2004. This decrease was primarily due to our write-off, during the second quarter of 2004, of $3.1 million in deferred financing costs associated with the retirement of our previous credit facility during June of 2004 and a larger amount of debt in 2004, partially offset by higher interest costs associated with rising interest rates and our recognition of approximately $0.5 million in net losses in 2005 as increases to interest expense resulting from net payments to the swap counterparties (discussed more fully under "Capital Resources").

     Provision for income taxes. Our effective income tax rate for the year ended December 31, 2005 was 39.0% as compared to 38.5% for the year ended December 31, 2004. The increase in the 2005 effective rate compared to 2004 was due to several factors including, but not limited to, changes in valuation allowances in various jurisdictions, ongoing and settled audits in foreign jurisdictions, and fluctuations in income across taxing jurisdictions with different tax rates.

     YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

     Revenues. Revenues increased by $95.2 million, or approximately 26%, to $462.4 million for the year ended December 31, 2004 from $367.2 million for the year ended December 31, 2003. This increase was attributable to increases in capacity driven by capital expenditures, higher demand for certain of our products and services, particularly drilling/completion fluids, land-based measurement-while-drilling and directional drilling services, cased-hole wireline and coiled tubing, as well as the revenue contributions of Hydracoil, Inc., Dutch, Inc. and Continental Directional Corp., which were acquired in the fourth quarter 2003.

     Revenues from our drilling related products and services increased by $60.7 million, or approximately 25%, to $302.8 million for the year ended December 31, 2004 from $242.1 million for the year ended December 31, 2003. This increase was primarily attributable to increases in capacity driven by capital expenditures, the growth of our North American directional drilling business, enhanced by the increase in land-based drilling activity levels in the United States, increased demand for our drilling fluids and rental tool products and the impact of the acquisitions that we consummated during the fourth quarter of 2003.

     Revenues from our completion and workover related products and services increased by $34.5 million, or approximately 28%, to $159.6 million for the year ended December 31, 2004 from $125.1 million for the year ended December 31, 2003. This increase was the result of increases in capacity driven by capital expenditures, higher utilization of our coiled tubing and cased-hole wireline fleet, demand for our completion fluids and the impact of the acquisitions that we consummated during the fourth quarter of 2003.

     Cost of Revenues. Cost of revenues increased by $60.8 million, or approximately 29%, to $269.9 million for the year ended December 31, 2004 from $209.1 million for the year ended December 31, 2003. As a percentage of revenues, cost of revenues increased to 58% for the year ended December 31, 2004 from 57% for the year ended December 31, 2003. The increase in cost of revenues as a percentage of revenues was due to increased insurance costs and our revenue mix. In particular, our revenue mix was affected by sales increases in our lower margin fluids products and land-based directional drilling services.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $16.7 million, or approximately 23%, to $87.8 million for the year ended December 31, 2004 from $71.1 million for the year ended December 31, 2003. The increase was primarily attributable to the operating expenses associated with the businesses we acquired in the fourth quarter of 2003 and during 2004, as well as increased personnel costs related to expansion efforts within our directional drilling business and corporate compliance initiatives as mandated by law. As a percentage of revenues, selling, general and administrative expenses remained flat at 19% for the year ended December 31, 2004 relative to the year ended December 31, 2003.

     Research and Development Expense. Research and development expenses increased by $4.3 million, or approximately 38%, to $15.5 million for the year ended December 31, 2004 from $11.2 million for the year ended December 31, 2003. This increase was the result of increased research and development spending on our PathFinder Energy Services technologies, including our PathMaker(R) 12 1/4" 3-Dimensional Rotary Steerable tool, our Array Wave Resistivity tool and other research and development initiatives.

     Depreciation and Amortization. Depreciation and amortization increased by $9.7 million, or approximately 27%, to $45.7 million for the year ended December 31, 2004 from $36.0 million for the year ended December 31, 2003. This increase was the result of depreciation associated with our continued capital expenditures, as well as additional depreciation and amortization due to our acquisitions.

     Interest and Other Expense. Interest and other expense for the year ended December 31, 2004 was $11.0 million, an increase of $2.8 million, or approximately 34%, from $8.2 million for the year December 31, 2003. This increase was primarily due to the $3.1 million write-off of non-cash financing costs related to our previous credit facility, offset by a reduction in our effective interest rate during the second half of 2004.

     Provision for income taxes. Our effective income tax rate for the years ended December 31, 2004 and 2003 was 38.5%.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of our consolidated financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The most significant areas involving management judgment and estimates are described below. Actual results may differ from these estimates under different assumptions or conditions.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

     We extend credit to customers and other parties in the normal course of business. We regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, we make judgments regarding our customers' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event we were to determine that a customer may not be able to make required payments, we would increase the allowance through a charge to income in the period in which that determination is made. See Note 2 to the Consolidated Financial Statements for further discussion.

INCOME TAXES

     Deferred tax assets and liabilities are recognized for the difference between the book basis and tax basis of our net assets. In providing for deferred taxes, we consider current tax regulations, estimates of future taxable income and available tax planning strategies. We believe that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. In certain cases where projected results indicate that realization is not likely, we have established a valuation allowance to reduce deferred tax assets to estimated realizable value.

     In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carry-forwards. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. See Note 9 to the Consolidated Financial Statements for further discussion.

     In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

INSURANCE RESERVES

     We are subject to legal proceedings and claims from time to time, the outcomes of which are subject to significant uncertainty. Although we maintain policies of insurance that cover claims asserted against our company, many of our policies provide for large deductibles. In addition, our insurance policies may not cover certain types of claims. We determine whether to disclose and accrue for loss contingencies based on the coverages we maintain and our assessment of whether the risk of loss is remote, reasonably possible, or probable. While we make these judgments with the advice of legal counsel and our insurers, these judgments are inherently subjective. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

IMPAIRMENT OF LONG-LIVED ASSETS

     Our long-lived assets are carried on our financial statements based on their cost less accumulated depreciation. However, accounting standards require us to write down assets or groups of assets if they become impaired. If significant events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value. Fair value is typically determined by an internally developed discounted projected cash flow analysis of the asset or asset group. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs.

     Typical indicators that an asset may be impaired include:

     - Significant underperformance relative to expected historical or projected future operating results;

     - Significant changes in the manner of our use of the assets or the strategy for our overall business;

     -    Significant negative industry or economic trends;

     -    Significant decline in our stock price for a sustained period; and

     -    Market capitalization relative to net book value.

     If any of these or other indicators occur, we review the asset to determine whether there has been an impairment. Several of these indicators are beyond our control, and we cannot predict with any certainty whether or not they will occur. In addition, determination of future cash flows requires us to make judgments and estimates based upon the most recent market and operating data for the applicable asset at the time the estimate is made, and such estimates can change based on market conditions, technological advances in the industry or changes in regulations governing the industry.

GOODWILL AND INTANGIBLE ASSETS

     Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing or more frequently if indicators arise. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows but are also based on other valuation techniques. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. See Note 5 to the Consolidated Financial Statements for further discussion.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 2004, the Financial Accounting Standards Board issued SFAS 123R, "Share-Based Payment," a revision of SFAS 123. In March 2005, the SEC issued Staff Bulletin No. 107 regarding its interpretation of SFAS 123R. Under SFAS 123R and SAB 107, we must expense the grant-date fair value of stock options and other equity-based compensation issued to employees. We adopted SFAS 123R as of January 1, 2006 using the modified prospective method in which compensation cost is recognized based (1) on the requirements of SFAS 123R for all share-based payments granted after January 1, 2006 and (2) on the requirements of SFAS 123 for all awards granted to employees prior to January 1, 2006 that remain unvested on January 1, 2006. For the year ending December 31, 2006, we estimate that the cost relating to this pronouncement for unvested share-based payments granted prior to January 1, 2006 will be approximately $3.1 million, or $0.06 per share. Our Compensation Committee may award additional stock options during 2006 which would increase the amount of this expense.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary uses for cash are working capital, capital expenditures, research and development expenditures, acquisitions, business expansions and principal and interest payments on indebtedness. Our primary sources of liquidity are cash reserves, cash generated by operations and amounts available to be drawn under our revolving credit facility. To the extent our cash requirements exceed our sources of liquidity, we will be required to fund our cash requirements through other means, such as through debt and equity financing activities or we will be required to curtail our expenditures.

CASH FLOW

     Working capital was $160.1 million as of December 31, 2005 and $121.6 million as of December 31, 2004. Net cash provided by operating activities was $72.7 million for the year ended December 31, 2005 and $41.2 million for the year ended December 31, 2004. The increase in working capital and cash flow from operating activities was principally attributable to higher operating levels across our business segments.


     Net cash used in investing activities was $68.5 million for the year ended December 31, 2005 and $70.7 million for the year ended December 31, 2004. Net cash used in investing activities was principally the result of capital expenditures, offset by lost-in-hole proceeds which represent funds we receive from a customer when our rental equipment is involuntarily damaged or lost down-hole.


     Net cash used in financing activities was $3.9 million for the year ended December 31, 2005 and net cash provided by financing activities was $3.1 million for the year ended December 31, 2004. Changes in net cash related to financing activities were primarily the result of borrowings and repayments under our credit facility, which is described below, and proceeds from the exercise of stock options.


     For the year ended December 31, 2005, we made capital expenditures of $89.0 million, primarily for rental equipment including rental tools, logging-while-drilling and measurement-while-drilling tools, wireline equipment and coil tubing units, including expenditures for the replacement of rental equipment lost-in-hole. In addition, we incurred $16.3 million in research and development expenditures for the year ended December 31, 2005.


ACQUISITIONS

     During 2005, we consummated one acquisition in the completion and workover segment for total consideration of approximately

$3.5 million, including cash of approximately $2.5 million and 31,422 shares of our common stock. See Note 3 to the Consolidated Financial Statements for additional information.

CAPITAL RESOURCES

     We maintain a revolving credit facility with certain lenders to provide for our cash, liquidity and other borrowing needs. Our credit facility provides for aggregate borrowings of up to $375.0 million and matures on May 5, 2010. As of December 31, 2005, we had an outstanding loan balance of $165.0 million and approximately $7.9 million in letters of credit issued under our credit facility, resulting in an available borrowing capacity on such date of approximately $202.1 million.

     Amounts borrowed under our credit facility bear interest, at our election, at either a variable rate equal to LIBOR, plus a margin ranging from 1.0% to 2.0% depending upon our leverage ratio, or an alternate base rate equal to the higher of (1) the prime rate or (2) the federal funds rate plus 0.5%, plus a margin ranging from zero to 1.0% depending upon our leverage ratio. As of December 31, 2005, we had elected to pay interest on our outstanding borrowings at LIBOR plus the then applicable margin of 1.25%.

     Our credit facility is secured by a lien on substantially all of our property and assets, a pledge of all of the capital stock of our domestic subsidiaries and a pledge of not greater than 65% of the capital stock of each of our top tier foreign subsidiaries. In addition, our credit facility is guaranteed by all of our domestic subsidiaries. Our credit facility requires, among other things, that we maintain certain financial ratios, including a leverage ratio and an interest coverage ratio, and a specified net worth. Our credit facility limits the amount of capital expenditures we may make, the amount of debt we may incur outside of the credit facility, the amount of future investments we may make, our ability to pay dividends and our ability to engage in certain business combination transactions.

     Our credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness agreements in excess of specified amounts, certain events of bankruptcy and insolvency, judgments in excess of specified amounts, ERISA defaults, certain failures of guaranty or security documents supporting our credit facility to be in full force and effect and a change of control.

     We entered into our credit facility in June 2004. We entered into a first amendment to our credit facility in May 2005 and a second amendment in February 2006. Financing costs associated with our original credit facility of approximately $1.6 million and financing costs associated with the first amendment of approximately $1.0 million will be ratably amortized to interest expense over the five year term of the credit facility. As a result of the approximate $160.0 million repayment of our previous credit facility in June 2004, we wrote off approximately $3.1 million in non-cash financing costs to interest expense during the second quarter of 2004. This amount represented financing costs that previously had been deferred.

     The descriptions of our credit facility, as amended by the first amendment and second amendment, are qualified in their entirety by reference to the original credit facility which is filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, the first amendment which is filed as Exhibit 10.8(a) to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and the second amendment which is filed herewith as Exhibit 10.8(b).

     On May 18, 2005, we entered into interest rate swap agreements with a total notional amount of $150 million related to our credit facility. Under these agreements, we receive payments from the swap counterparties based on a floating rate equal to three-month LIBOR plus the applicable spread under our credit facility, and we make payments to such counterparties based on a fixed interest rate of 4.24% per annum plus the applicable spread under our credit facility.

CONTRACTUAL OBLIGATIONS

     The following table aggregates information about our contractual cash obligations (in thousands) as of December 31, 2005:

                                                PAYMENTS DUE BY PERIOD
                               -------------------------------------------------------
                                                                             MORE THAN
CONTRACTUAL OBLIGATIONS          TOTAL    0-1 YEAR   2-3 YEARS   4-5 YEARS    5 YEARS
-----------------------        --------   --------   ---------   ---------   ---------
Debt .......................   $165,000    $    --    $    --     $165,000     $   --
Operating leases ...........     23,462      6,543      9,543        4,223      3,153
Purchase obligations(1) ....     56,394     55,194      1,200           --         --
                               --------    -------    -------     --------     ------
Total ......................   $244,856    $61,737    $10,743     $169,223     $3,153
                               ========    =======    =======     ========     ======


----------
(1) Purchase obligations represent orders to purchase various rental equipment and inventory items that have not yet been delivered.

FUTURE CAPITAL REQUIREMENTS


     We anticipate that acquisitions of complementary companies, assets and product lines will continue to play an important role in our business strategy. While there are currently no unannounced agreements or ongoing negotiations for the acquisition of any material businesses or assets, such transactions can be effected quickly and may occur at any time. Likewise, we will continue to need to make capital expenditures for rental equipment and to make research and development expenditures to maintain and improve the quality of our products and services. We currently estimate that we will make capital expenditures of approximately $150 million in 2006 and will make research and development expenditures of approximately $18 million in 2006.


     We believe that our internally generated cash flow, combined with access to our credit facility will be sufficient to meet the liquidity requirements necessary to fund our operating, capital expenditure, research and development and debt service requirements for at least the next 12 months. However, our ability to maintain our credit facility and the sufficiency of our internally generated cash flow can be impacted by economic conditions outside of our control.

     The continuation of our acquisition strategy will require substantial capital. We currently intend to finance future acquisitions through issuances of our equity or debt securities and through borrowings under our credit facility. Using debt to complete acquisitions could substantially limit our operational and financial flexibility and using stock could dilute the ownership interests of our existing shareholders. The extent to which we will be able or are willing to use our common stock to make acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment. If we are unable to obtain additional capital on acceptable terms, we may be unable to grow through acquisitions.

OFF BALANCE SHEET ARRANGEMENTS

     With the exception of operating leases on real property and automobile leases discussed in Note 8 of our consolidated financial statements, we have no off-balance sheet debt or other off-balance sheet financing arrangements.

ITEM 9A. CONTROLS AND PROCEDURES.


     Disclosure Controls and Procedures. We maintain disclosure controls and procedures, which are controls and procedures designed to ensure that the information we are required to disclose in the reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this report conducted by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, our Chief Executive Officer and Chief Financial Officer believe that these controls and procedures are effective to provide reasonable assurance that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods.


     Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

     As of December 31, 2005, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has determined that our internal control over financial reporting as of December 31, 2005 was effective.

     Our management's assessment of the effectiveness of our internal control over external financial reporting in accordance with generally accepted accounting principles as of December 31, 2005 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere in this Annual Report on Form 10-K, which expresses unqualified opinions on our management's assessment and on the effectiveness of our internal control over financial reporting as of December 31, 2005.

     Other Matters. During the quarterly period ended December 31, 2005, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

     Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent and/or detect all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

                                   SIGNATURES


     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May ___, 2006.


                                        W-H ENERGY SERVICES, INC.



                                        By:
                                            ------------------------------------
                                            Kenneth T. White, Jr.
                                            Chairman, President and
                                            Chief Executive Officer

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms.................   F-2
Consolidated Balance Sheets as of December 31, 2005 and 2004..............   F-5
Consolidated Statements of Operations and Comprehensive Income for the
   Years Ended December 31, 2005, 2004 and 2003...........................   F-6
Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 2005, 2004 and 2003.......................................   F-7
Consolidated Statements of Cash Flows for the Years Ended December
   31, 2005, 2004 and 2003................................................   F-8
Notes to Consolidated Financial Statements................................   F-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of W-H Energy Services, Inc.

     We have audited the accompanying consolidated balance sheet of W-H Energy Services, Inc. (a Texas corporation) and subsidiaries as of December 31, 2005, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W-H Energy Services, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of W-H Energy Services, Inc. its and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 3, 2006, expressed an unqualified opinion that W-H Energy Services, Inc. and subsidiaries maintained effective internal control over financial reporting and on management's assessment thereof.

GRANT THORNTON LLP

Houston, Texas
March 3, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
W-H Energy Services, Inc.

     We have audited management's assessment, included in the accompanying management's report on internal control over financial reporting, that W-H Energy Services, Inc. (a Texas corporation) and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of W-H Energy Services, Inc. and its subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

     A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management's assessment that W-H Energy Services, Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control -- Integrated Framework issued by COSO. Also in our opinion, W-H Energy Services, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control -- Integrated Framework issued by COSO.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of W-H Energy Services, Inc. and subsidiaries as of December 31, 2005, and the related statements of operations and comprehensive income, shareholders' equity, and cash flows the year then ended, and our report dated March 3, 2006 expressed an unqualified opinion on those consolidated financial statements.

GRANT THORNTON LLP

Houston, Texas
March 3, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of W-H Energy Services, Inc.:

     In our opinion, the accompanying consolidated balance sheet as of December 31, 2004 and the related consolidated statements of operations and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of W-H Energy Services, Inc. and its subsidiaries (the Company) at December 31, 2004 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Houston, Texas
March 11, 2005

                            W-H ENERGY SERVICES, INC.
                           CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                            DECEMBER 31,
                                                                        -------------------
                                                                          2005       2004
                                                                        --------   --------
Current Assets:
   Cash and cash equivalents ........................................   $  9,914   $ 10,448
   Accounts receivable, net of allowance of $5,243 and $3,890,
      respectively ..................................................    152,348    111,728
   Inventories ......................................................     55,142     48,317
   Deferred income taxes ............................................      5,625      5,601
   Prepaid expenses and other .......................................     11,149      9,965
                                                                        --------   --------
      Total current assets ..........................................    234,178    186,059
Property and equipment, net .........................................    257,286    235,317
Goodwill, net .......................................................    113,569    112,784
Other assets, net ...................................................     17,742     14,451
                                                                        --------   --------
      Total assets ..................................................   $622,775   $548,611
                                                                        ========   ========
Current Liabilities:
   Accrued liabilities ..............................................   $ 43,401   $ 34,926
   Accounts payable .................................................     30,692     29,572
                                                                        --------   --------
      Total current liabilities .....................................     74,093     64,498
Long-term debt ......................................................    165,000    180,805
Deferred income taxes ...............................................     40,214     30,849
Other long-term obligations .........................................      4,518      3,864
Commitments and Contingencies
Shareholders' Equity:
   Preferred stock, $0.01 par value, 10,000,000 shares authorized,
      none issued and outstanding ...................................         --         --
   Common stock, $0.0001 par value, 100,000,000 shares authorized,
      28,826,087 and 27,803,130 shares issued and outstanding,
      respectively ..................................................          3          3
   Additional paid-in capital .......................................    235,392    214,846
   Deferred stock compensation ......................................       (280)      (806)
   Other comprehensive income .......................................      7,852      7,522
   Retained earnings ................................................     95,983     47,030
                                                                        --------   --------
      Total shareholders' equity ....................................    338,950    268,595
                                                                        --------   --------
         Total liabilities and shareholders' equity .................   $622,775   $548,611
                                                                        ========   ========


   The accompanying notes are an integral part of these financial statements.

                            W-H ENERGY SERVICES, INC.

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                                 ---------------------------------------
                                                                     2005          2004          2003
                                                                 -----------   -----------   -----------
Revenues .....................................................   $   634,361   $   462,428   $   367,183
Costs and expenses:
   Cost of revenues ..........................................       357,787       269,897       209,118
   Selling, general and administrative .......................       108,946        87,772        71,078
   Warehouse fire related costs ..............................         3,690            --            --
   Research and development expenses .........................        16,275        15,474        11,241
   Depreciation and amortization .............................        56,639        45,665        36,032
                                                                 -----------   -----------   -----------
      Total costs and expenses ...............................       543,337       418,808       327,469
                                                                 -----------   -----------   -----------
      Operating income .......................................        91,024        43,620        39,714
Other (income) expense:
   Interest expense, net .....................................        10,498        11,117         8,092
   Other (income) expense, net ...............................           279           (94)           76
                                                                 -----------   -----------   -----------
      Income before income taxes .............................        80,247        32,597        31,546
   Provision for income taxes ................................        31,294        12,548        12,145
                                                                 -----------   -----------   -----------
      Income from continuing operations ......................        48,953        20,049        19,401
      Loss from discontinued operations, net of tax ..........            --        (2,126)         (140)
                                                                 -----------   -----------   -----------
      Net income .............................................   $    48,953   $    17,923   $    19,261
                                                                 ===========   ===========   ===========
Comprehensive income:
   Net income ................................................   $    48,953   $    17,923   $    19,261
   Interest rate swap valuations .............................         2,030            --            --
   Foreign currency translation adjustment ...................        (1,700)          855         3,246
                                                                 -----------   -----------   -----------
   Comprehensive income ......................................   $    49,283   $    18,778   $    22,507
                                                                 ===========   ===========   ===========
Earnings (loss) per share:
   Basic
      From continuing operations .............................   $      1.74   $      0.73   $      0.71
      From discontinued operations ...........................            --         (0.08)           --
                                                                 -----------   -----------   -----------
         Total ...............................................   $      1.74   $      0.65   $      0.71
                                                                 ===========   ===========   ===========
   Diluted
      From continuing operations .............................   $      1.68   $      0.71   $      0.69
      From discontinued operations ...........................            --         (0.07)           --
                                                                 -----------   -----------   -----------
         Total ...............................................   $      1.68   $      0.64   $      0.69
                                                                 ===========   ===========   ===========
Number of shares used in calculation of earnings per share:
   Basic .....................................................    28,135,263    27,527,881    27,189,530
   Diluted ...................................................    29,085,582    28,201,222    27,942,202

   The accompanying notes are an integral part of these financial statements.

                            W-H ENERGY SERVICES, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                  COMMON STOCK
                                                 --------------   ADDITIONAL                        OTHER
                                                           PAR      PAID-IN    DEFERRED STOCK   COMPREHENSIVE   RETAINED
                                                 SHARES   VALUE     CAPITAL     COMPENSATION        INCOME      EARNINGS     TOTAL
                                                 ------   -----   ----------   --------------   -------------   --------   --------
Balance, December 31, 2002 ...................   27,016    $ 3     $208,646       $  (387)         $ 3,421       $ 9,846   $221,529
Amortization of deferred stock compensation ..       --     --           --           387               --            --        387
Foreign currency translation adjustment ......       --     --           --            --            3,246            --      3,246
Issuance of common stock -- warrant
   conversion ................................      184     --           --            --               --            --         --
Issuance of common stock -- severance
   agreement .................................        3     --           61            --               --            --         61
Issuance of common stock -- stock option
   exercises .................................       88     --          512            --               --            --        512
Issuance of common stock -- acquisitions .....      110     --        1,518            --               --            --      1,518
Tax benefit from employee stock option plan ..       --     --          946            --               --            --        946
Net income ...................................       --     --           --            --               --        19,261     19,261
                                                 ------    ---     --------       -------          -------       -------   --------
Balance, December 31, 2003 ...................   27,401      3      211,683            --            6,667        29,107    247,460
Deferred stock compensation ..................       75     --        1,318        (1,318)              --            --         --
Amortization of deferred stock compensation ..       --     --           --           512               --            --        512
Foreign currency translation adjustment ......       --     --           --            --              855            --        855
Issuance of common stock -- stock option
   exercises .................................      327     --        1,553            --               --            --      1,553
Tax benefit from employee stock option plan ..       --     --          292            --               --            --        292
Net income ...................................       --     --           --            --               --        17,923     17,923
                                                 ------    ---     --------       -------          -------       -------   --------
Balance, December 31, 2004 ...................   27,803      3      214,846          (806)           7,522        47,030    268,595
Amortization of deferred stock compensation ..       --     --           --           526               --            --        526
Foreign currency translation adjustment ......       --     --           --            --           (1,700)           --     (1,700)
Interest rate swap valuations, net of tax
   of $1,092 .................................       --     --           --            --            2,030            --      2,030
Issuance of common stock -- stock option
   exercises .................................      992     --       12,991            --               --            --     12,991
Issuance of common stock -- acquisitions .....       31     --          882                                                     882
Tax benefit from employee stock option plan ..       --     --        6,673            --               --            --      6,673
Net income ...................................       --     --           --            --               --        48,953     48,953
                                                 ------    ---     --------       -------          -------       -------   --------
Balance, December 31, 2005 ...................   28,826    $ 3     $235,392       $  (280)         $ 7,852       $95,983   $338,950
                                                 ======    ===     ========       =======          =======       =======   ========

   The accompanying notes are an integral part of these financial statements.

                            W-H ENERGY SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                          --------------------------------
                                                                                            2005        2004        2003
                                                                                          --------   ---------   ---------
Cash Flows from Operating Activities:
   Net income .........................................................................   $ 48,953   $  17,923   $  19,261
   Adjustments to reconcile net income to cash provided by operating activities --
      Depreciation and amortization ...................................................     56,639      45,665      36,032
      Provision for doubtful accounts .................................................      2,103       1,889          66
      Gain on sales of equipment ......................................................    (12,158)     (8,715)     (7,660)
      Deferred tax provision ..........................................................      8,045       6,579       6,122
      Amortization of deferred stock compensation .....................................        526         512         387
      Write-off of deferred financing costs ...........................................         --       3,123          --
      Amortization of deferred financing costs ........................................        488         842       1,134
      Tax benefit from employee stock option plan .....................................      6,673         292         946
      Change in operating assets and liabilities, excluding effects of acquisitions and
         discontinued operations -- Accounts receivable, net ..........................    (42,230)    (32,739)    (10,364)
         Inventories ..................................................................     (6,572)    (10,950)         47
         Prepaid expenses and other ...................................................       (385)     (4,038)     (3,564)
         Other assets, net ............................................................        576      (2,130)       (973)
         Accounts payable and accrued liabilities .....................................     10,028      22,987      (5,826)
                                                                                          --------   ---------   ---------
            Net cash provided by operating activities .................................     72,686      41,240      35,608
                                                                                          --------   ---------   ---------
Cash Flows from Investing Activities:
   Acquisition of businesses, net of cash acquired of $ -- , $272 and $1,205 ..........     (2,496)     (4,066)    (11,903)
   Additions to property and equipment ................................................    (88,967)    (82,407)    (65,420)
   Proceeds from sales of equipment ...................................................     22,934      15,778      12,418
                                                                                          --------   ---------   ---------
            Net cash used in investing activities .....................................    (68,529)    (70,695)    (64,905)
                                                                                          --------   ---------   ---------
Cash Flows from Financing Activities:
   Proceeds from the issuance of debt .................................................     61,783     241,361     135,689
   Payments on debt ...................................................................    (77,588)   (238,281)   (107,017)
   Debt issuance costs ................................................................     (1,089)     (1,572)     (1,939)
   Proceeds from exercise of stock options ............................................     12,991       1,553         512
                                                                                          --------   ---------   ---------
            Net cash provided by (used in) financing activities .......................     (3,903)      3,061      27,245
                                                                                          --------   ---------   ---------
Effect of exchange rate changes on cash ...............................................       (788)       (177)      2,660
                                                                                          --------   ---------   ---------
Cash flow of discontinued operations (revised -- Note 1):
      Operating cash flows ............................................................         --      (1,533)      5,204
      Investing cash flows ............................................................         --      26,674      (3,032)
                                                                                          --------   ---------   ---------
            Total .....................................................................         --      25,141       2,172
                                                                                          --------   ---------   ---------
Net Increase (Decrease) in Cash and Cash Equivalents ..................................       (534)     (1,430)      2,780
Cash and Cash Equivalents, beginning of period ........................................     10,448      11,878       9,098
                                                                                          --------   ---------   ---------
Cash and Cash Equivalents, end of period ..............................................   $  9,914   $  10,448   $  11,878
                                                                                          ========   =========   =========
Supplemental Disclosure of Cash Flow Information:
   Interest paid during the period ....................................................   $  9,366   $   7,120   $   6,954
                                                                                          ========   =========   =========
   Income taxes paid during the period ................................................   $ 15,647   $   8,411   $   4,171
                                                                                          ========   =========   =========


   The accompanying notes are an integral part of these financial statements.

                            W-H ENERGY SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BUSINESS ORGANIZATION

     DESCRIPTION OF COMPANY

     W-H Energy Services, Inc., a Texas corporation, and its subsidiaries (collectively, "W-H") is a diversified oilfield service company that provides products and services used in connection with the drilling and completion of oil and natural gas wells and the production of oil and natural gas there from. W-H has the following primary lines of business: (i) drilling related products and services, which include logging-while-drilling, measurement-while-drilling, directional drilling, down-hole drilling motors, rental tools and drilling fluids; and (ii) completion and workover related products and services, which include cased-hole wireline logging, perforating, tubing conveyed perforating and associated rental equipment, polymers and specialty chemicals, rental tools and coiled tubing.

     W-H's business depends in large part on the conditions in the oil and natural gas industry and specifically on the amount of capital spending by its customers. Any prolonged increase or decrease in oil and natural gas prices affects the levels of exploration, development and production activity, as well as the entire health of the oil and natural gas industry. Changes in prices could have a material effect on W-H's results of operations and financial condition, particularly with respect to its drilling related products and services segment. Demand for W-H's drilling related products and services is directly affected by the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies. Demand for W-H's completion and workover related products and services depends more on oil and natural gas production activity, which is less immediately affected by changes in oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of other factors that are beyond W-H's control. Any prolonged reduction in oil and natural gas prices may depress the level of exploration, development and production activity. Lower levels of activity result in a corresponding decline in the demand for W-H's drilling related products and services which could have a material adverse effect on its revenues and profitability. Other risk factors include, but are not limited to, risks associated with (1) W-H's ability to develop and commercialize competitive tools and technologies, (2) explosions, spills, fires and other accidents, (3) the competitive nature of W-H's business, (4) the cost and availability of insurance, (5) the ability to attract and retain skilled employees and managers and (6) weather conditions in offshore markets.

     DISCONTINUED OPERATIONS

     In March 2004, W-H committed to the divestiture of its maintenance and safety related products and services segment. Accordingly, this segment has been included in the Consolidated Statements of Operations and Comprehensive Income as discontinued operations. In April 2004, W-H completed the sale of Well Safe, Inc., one of the two companies that formerly comprised the maintenance and safety related products and services segment, for cash consideration of $28.0 million. In December 2004, W-H sold Charles Holston, Inc., the remaining entity that formerly comprised this segment, for consideration of $2.0 million, consisting of $1.0 million in cash and a $1.0 million subordinated promissory note due December 31, 2009. These sales resulted in a loss of $5.1 million for the year ended December 31, 2004. This loss is included as a component of discontinued operations in the accompanying Consolidated Statements of Operations and Comprehensive Income. Summary financial results for this segment are as follows:

                         2004      2003
                       -------   -------
Revenues ...........   $16,007   $31,166
Loss before taxes ..   $(3,792)  $  (228)
Tax benefit ........    (1,666)      (88)
                       -------   -------
Net loss ...........   $(2,126)  $  (140)
                       =======   =======

     W-H sold Well Safe and Charles Holston pursuant to customary stock purchase agreements in which it made customary representations and warranties, agreed to customary covenants and agreed to indemnify the buyers of these businesses for certain matters, subject to certain caps, limitations and deductibles.

     In 2005, W-H has revised the 2004 and 2003 statement of cash flows to separately present the operating and investing portions of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CONSOLIDATION AND PRESENTATION

     The accompanying consolidated financial statements include the accounts of W-H and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current presentation.

     CASH AND CASH EQUIVALENTS

     W-H considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     ACCOUNTS RECEIVABLE

     Accounts receivable have a concentration of credit risk in the oil and natural gas industry. W-H performs continuing credit evaluations of its customers and generally does not require collateral.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS

     W-H extends credit to customers and other parties in the normal course of business. W-H regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, W-H makes judgments regarding its customers' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event W-H was to determine that a customer may not be able to make required payments, W-H would increase the allowance through a charge to income in the period in which that determination is made.

     INVENTORIES

     Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis. Inventories consist primarily of equipment, parts, raw materials and supplies. W-H assesses the realizability of its inventories based upon specific usage and future utility. A charge to results of operations is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are noted.

     PROPERTY AND EQUIPMENT


     Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance and repairs, which do not improve or extend the life of such assets, are charged to operations as the services are provided. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying consolidated statements of operations and comprehensive income. Proceeds from customers for rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues, with the resulting carrying value of the related rental equipment charged to cost of revenues.


     Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. The useful lives of the major classes of property and equipment are as follows:

                                              LIFE IN
                                               YEARS
                                              -------
Rental equipment ..........................     2-10
Machinery and equipment ...................     5-10
Automobiles and trucks ....................     2-10
Office equipment, furniture and fixtures ..      3-7
Buildings and leasehold improvements ......     5-40

     REALIZATION OF LONG-LIVED ASSETS


     W-H evaluates the carrying value of long-lived assets whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. If necessary, W-H measures the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. There have been no significant events or changes in circumstances indicating that the carrying value of W-H's long-lived assets may not be recoverable; therefore, no adjustments were made to the carrying value of long-lived assets in 2005, 2004 or 2003.


     GOODWILL AND OTHER INTANGIBLES

     Goodwill represents the excess of the aggregate price paid by W-H in acquisitions over the fair market value of the tangible and identifiable intangible net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," separable intangible assets that are not deemed to have indefinite lives will be amortized over their useful lives.

     Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are reviewed annually (or more frequently if indicators arise) for impairment. According to SFAS No. 142, companies are required to identify their reporting units and determine the aggregate carrying values and fair values of all such reporting units. If the carrying value of a reporting unit exceeds its relative fair value, SFAS No. 142 requires that a second impairment test be performed. This second step requires the comparison of the implied fair value of the reporting unit goodwill to its related carrying value, both of which must be measured by the company at the same point in time each year. W-H performed the required assessments in accordance with SFAS No. 142 for the years ended December 31, 2005, 2004 and 2003, which resulted in W-H recording no goodwill impairment expense.

     DEBT ISSUE COSTS

     Other assets includes debt issue costs related to W-H's revolving credit facility. W-H amortizes these costs as interest expense over the scheduled maturity period of the debt. As a result of the repayment of its prior credit facility in June 2004, W-H expensed approximately $3.1 million of the unamortized debt financing costs as interest expense during the year ended December 31, 2004. Financing costs associated with W-H's current credit facility, as amended, totaled approximately $2.6 million, and are amortized ratably to interest expense over the remaining term of the credit facility. See
Note 6 to the Consolidated Financial Statements for further discussion.

     REVENUE RECOGNITION


     W-H provides rental equipment and services to its customers on a day/hourly rate basis and recognizes the related revenue on a per-day/hourly basis as the work progresses. W-H also sells products to customers and recognizes the related revenue as items are shipped from its facilities. Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues. For the years ended December 31, 2005, 2004, and 2003, proceeds from sales of equipment included in revenues were $22.9 million, $15.8 million and $12.4 million, respectively.


     COST OF REVENUES

     The primary components of cost of revenues are those salaries, expendable supplies, repairs and maintenance, costs of products sold and general operational costs that are directly associated with the services W-H performed for or products sold by W-H to its customers.

     RESEARCH AND DEVELOPMENT

     Research and development costs primarily represent salaries of research personnel and their related expenditures. Such activities are expensed when incurred. For the years ended December 31, 2005, 2004 and 2003, research and development costs were $16.3 million, $15.5 million and $11.2 million, respectively.

     INCOME TAXES

     W-H utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases based on enacted tax rates.

     W-H recognizes liabilities for anticipated tax issues based on its estimate of whether, and the extent to which, additional taxes will be due. These liabilities are adjusted accordingly as information on the associated tax issues becomes available.

     USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FINANCIAL INSTRUMENTS

     W-H considers the fair value of all financial instruments (primarily long-term debt) not to be materially different from their carrying values at the end of each fiscal year based on management's estimate of W-H's ability to borrow funds under terms and conditions similar to those of W-H's existing debt.

     On May 18, 2005, W-H entered into interest rate swap agreements with a total notional amount of $150.0 million related to its credit facility. The interest rate swap agreements have been designated as and qualify as cash flow hedging instruments. The interest rate swap agreements are fully effective, and have resulted in no gain or loss due to ineffectiveness being recorded in net income in the Consolidated Statement of Operations and Comprehensive Income. W-H records the fair values of the interest rate swap agreements on its Consolidated Balance Sheet. See Note 7 to the Consolidated Financial Statements for more information.

     With the exception of the operating leases on real property and automobile leases discussed in Note 8 to the Consolidated Financial Statements, W-H has no off-balance sheet debt or other off-balance sheet financing arrangements.

     ACCOUNTING FOR STOCK-BASED COMPENSATION

     Through December 31, 2005, W-H accounted for all stock-based employee compensation plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB No. 25, no stock-based employee costs are reflected in net income, as all options granted under those plans had an exercise price equal to or in excess of the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if W-H had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                               ---------------------------
                                                                                                 2005      2004      2003
                                                                                               -------   -------   -------
Net income, as reported ....................................................................   $48,953   $17,923   $19,261
Add: Total stock-based employee compensation expense included in reported net income, net of
   related tax effect ......................................................................       321       315       239
Deduct: Total stock-based employee compensation expense determined under fair value based
   method for all awards, net of related tax effect ........................................    (2,489)   (2,692)   (2,731)
                                                                                               -------   -------   -------
Pro forma net income .......................................................................   $46,785   $15,546   $16,769
                                                                                               =======   =======   =======
Earnings per share:
   As reported:
      Basic ................................................................................   $  1.74   $  0.65   $  0.71
      Diluted ..............................................................................   $  1.68   $  0.64   $  0.69
   Pro forma:
      Basic ................................................................................   $  1.66   $  0.56   $  0.62
      Diluted ..............................................................................   $  1.61   $  0.55   $  0.60
Weighted-average fair value per share of options granted ...................................   $ 11.85   $  9.61   $  9.81

     In calculating the amount of the deduction in the table above, the fair value of each option was estimated on the date of grant using the Black-Scholes option valuation model. The following assumptions were used for the historical option grants in the years ended December 31, 2005, 2004 and 2003: risk-free interest rates between 3.9% and 4.6%; dividend rates of zero; expected lives between

5.6 years and 6.7 years; and expected volatilities between 49.6% and 50.7%.

     In December 2004, the Financial Accounting Standards Board issued SFAS 123R, "Share-Based Payment," a revision of SFAS 123. In March 2005, the SEC issued Staff Bulletin No. 107 regarding its interpretation of SFAS 123R. Under SFAS 123R and SAB 107, W-H must expense the grant-date fair value of stock options and other equity-based compensation issued to employees. W-H adopted SFAS 123R as of January 1, 2006 using the modified prospective method in which compensation cost is recognized based (1) on the requirements of SFAS 123R for all share-based payments granted after January 1, 2006 and (2) on the requirements of SFAS 123 for all awards granted to employees prior to January 1, 2006 that remain unvested on January 1, 2006. For the year ending December 31, 2006, W-H estimates that the cost relating to this pronouncement for unvested share-based payments granted prior to January 1, 2006 will be approximately $3.1 million, or $0.06 per share. W-H's Compensation Committee may award additional stock options during 2006 which would increase the amount of this expense.

     FOREIGN CURRENCY TRANSLATIONS

     The operations of foreign locations were translated into U.S. dollars based on the current exchange rates at the respective balance sheet dates and the weighted-average rates during each year for the statements of operations and comprehensive income. For the years ended December 31, 2005, 2004 and 2003, the translation adjustments were a loss of $1.7 million and gains of $0.9 million and $3.2 million, respectively, and are reflected as foreign currency translation adjustments in the consolidated statements of operations and comprehensive income.

     EARNINGS PER SHARE

     Basic earnings per share excludes dilution and is computed by dividing income from continuing/discontinued operations available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share are computed considering the dilutive effect of stock options and restricted shares. For the years ended December 31, 2005, 2004 and 2003, shares resulting from the assumed exercise of outstanding options and the existence of outstanding restricted shares of 950,319, 673,341 and 752,672, respectively, were added to the denominator because the inclusion of such shares would be dilutive. For the years ended December 31, 2005, 2004 and 2003, additional shares resulting from the assumed exercise of outstanding options and the existence of outstanding restricted shares of 2,382, 1,404,661 and 1,495,925, respectively, were excluded from the computation of diluted earnings per share, because the inclusion of such shares would be anti-dilutive.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods' financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. SFAS No. 154 applies to all voluntary changes in accounting principle, as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. SFAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. W-H does not expect this policy to have a material impact on its financial position, results of operations or cash flows.

3.   ACQUISITIONS

     During 2005, W-H acquired Madden Systems, Inc. ("Madden"). W-H believes the acquisition of Madden brings technological advantages to those of its operating subsidiaries that offer wireline logging services. Total consideration for this acquisition of $3.5 million included $2.5 million in cash and 31,422 shares of W-H common stock, 10,998 shares of which are being held in escrow for a period of two years against prospective indemnity claims available to W-H, if necessary, under the purchase agreement. W-H recognized intangible assets of approximately $2.6 million, including trade secret technology of $2.1 million and goodwill of approximately $0.5 million.

     During 2004, W-H consummated two acquisitions in the cased-hole wireline business of its completion and workover segment for total consideration of approximately $4.0 million, resulting in goodwill of approximately $1.3 million.

     Unaudited proforma consolidated financial information for these acquisitions have not been included as the results were not material to current operations.

4.   DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

     Activity in W-H's allowance for doubtful accounts consists of the following (in thousands):

                                                              YEARS ENDED DECEMBER 31,
                                                             --------------------------
                                                              2005      2004      2003
                                                             ------   -------   -------
Balance, beginning of year ...............................   $3,890   $ 4,465   $ 5,658
   Deductions for uncollectible receivables written off ..     (750)   (2,464)   (1,259)
   Additions charged to expense ..........................    2,103     1,889        66
                                                             ------   -------   -------
Balance, end of year .....................................   $5,243   $ 3,890   $ 4,465
                                                             ======   =======   =======

     The components of inventories are as follows (in thousands):

                                   DECEMBER 31,
                                -----------------
                                  2005      2004
                                -------   -------
Finished goods ..............   $49,248   $43,380
Work-in-process .............     3,658     3,646
Raw materials and supplies ..     8,506     7,152
Inventory reserve ...........    (6,270)   (5,861)
                                -------   -------
   Inventories ..............   $55,142   $48,317
                                =======   =======

     Net property and equipment consists of the following (in thousands):

                                                   DECEMBER 31,
                                              ---------------------
                                                 2005        2004
                                              ---------   ---------
Rental equipment ..........................   $ 339,673   $ 295,274
Machinery and equipment ...................      50,294      41,958
Automobiles and trucks ....................      23,023      20,084
Office equipment, furniture and fixtures ..       7,675       7,114
Building and leasehold improvements .......      25,862      19,038
                                              ---------   ---------
   Total ..................................     446,527     383,468
Less -- accumulated depreciation ..........    (189,241)   (148,151)
                                              ---------   ---------
   Property and equipment, net ............   $ 257,286   $ 235,317
                                              =========   =========

     Depreciation expense charged to operations totaled approximately $ 55.4 million, $44.5 million and $35.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.


     Other intangibles, included in other assets, net, consist of the following (in thousands):



                                         DECEMBER 31,
                                      -----------------   LIFE IN
                                        2005      2004     YEARS
                                      -------   -------   -------
License agreements ................   $ 6,476   $ 6,633    12-17
Non-compete agreements ............     3,286     3,183      2-5
Trade secret technology ...........     2,100        --       --
                                      -------   -------
   Total ..........................    11,862     9,816
Less -- accumulated amortization ..    (5,929)   (4,799)
                                      -------   -------
   Other assets, net ..............   $ 5,933   $ 5,017
                                      =======   =======


     Amortization expense charged to operations totaled approximately $1.2 million, $1.2 million and $0.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     Estimated aggregate amortization of intangible assets (in thousands) for the next 5 years is as follows:

                  2006    2007   2008   2009   2010
                 ------   ----   ----   ----   ----
Amortization..   $1,083   $981   $834   $340   $252

     Accrued liabilities consist of the following (in thousands):

                                                                    DECEMBER 31,
                                                                 -----------------
                                                                   2005      2004
                                                                 -------   -------
Accrued compensation and benefits ............................   $16,526   $12,800
Accrued maintenance ..........................................     4,335     2,595
Accrued taxes ................................................     4,654     6,119
Accrued insurance ............................................     2,153     1,491
Accrued professional fees ....................................     1,782     1,784
Accrued liabilities associated with discontinued operations ..     1,551     3,105
Other accrued liabilities ....................................    12,400     7,032
                                                                 -------   -------
   Accrued liabilities .......................................   $43,401   $34,926
                                                                 =======   =======

5.   GOODWILL:

     The changes in the carrying amount of goodwill for each of W-H's reportable business segments for the years ended December 31, 2004 and 2005 were as follows (in thousands):

                                                   DRILLING   COMPLETION     TOTAL
                                                   --------   ----------   --------
Balances as of January 1, 2004 .................   $38,501      $72,953    $111,454
Goodwill acquired during the period ............       193        1,252       1,445
Goodwill adjusted for prior year acquisitions ..      (220)         105        (115)
                                                   -------      -------    --------
Balances as of December 31, 2004 ...............    38,474       74,310     112,784
Goodwill acquired during the period ............        --          542         542
Goodwill adjusted for prior year acquisitions ..       111          132         243
                                                   -------      -------    --------
Balances as of December 31, 2005 ...............   $38,585      $74,984    $113,569
                                                   =======      =======    ========

6.   CREDIT FACILITY:

     W-H maintains a revolving credit facility with certain lenders to provide for its cash, liquidity and other borrowing needs. The credit facility provides for aggregate borrowings of up to $375.0 million and matures on May 5, 2010. As of December 31, 2005, W-H had an outstanding loan balance of $165.0 million and approximately $7.9 million in letters of credit issued under its credit facility, resulting in an available borrowing capacity on such date of approximately $202.1 million.

     Amounts borrowed under the credit facility bear interest, at W-H's election, at either a variable rate equal to LIBOR, plus a margin ranging from 1.0% to 2.0%, depending upon W-H's leverage ratio, or an alternate base rate equal to the higher of (1) the prime rate or (2) the federal funds rate plus 0.5%, plus a margin ranging from zero to 1.0%, depending upon W-H's leverage ratio. As of December 31, 2005, borrowings under the credit facility bore interest at LIBOR plus the then applicable margin of 1.25%.

     The credit facility is secured by a lien on substantially all of W-H's property and assets, a pledge of all the capital stock of W-H's domestic subsidiaries and a pledge of not greater than 65% of the capital stock of each of W-H's top tier foreign subsidiaries. In addition, the credit facility is guaranteed by all of W-H's domestic subsidiaries. The credit facility requires, among other things, that W-H maintain certain financial ratios, including a leverage ratio and an interest coverage ratio, and a specified net worth. The credit facility limits the amount of capital expenditures W-H may make, the amount of debt W-H may incur outside of the credit facility, the amount of future investments W-H may make, the ability of W-H to pay dividends and the ability of W-H to engage in certain business combination transactions.

     W-H entered into its credit facility in June 2004. W-H entered into a first amendment to its credit facility in May 2005 and a second amendment in February 2006. Financing costs associated with W-H's original credit facility of approximately $1.6 million and financing costs associated with the first amendment of approximately $1.0 million will be ratably amortized to interest expense over the five year term of the credit facility. As a result of the repayment of W-H's previous credit facility, W-H wrote off approximately $3.1 million in non-cash financing costs to interest expense during 2004. This amount represented financing costs that previously had been deferred.

7.   INTEREST RATE SWAP AGREEMENTS

     On May 18, 2005, W-H entered into interest rate swap agreements with a total notional amount of $150.0 million related to its credit facility. Under these agreements, W-H receives interest at a floating rate equal to three month LIBOR plus the applicable spread under its credit facility and pays interest at a fixed rate of 4.24% plus the applicable spread under its credit facility. The interest rate swap agreements have been designated as and qualify as cash flow hedging instruments. The interest rate swap agreements are fully effective, and have resulted in no gain or loss due to ineffectiveness being recorded in net income in the Consolidated Statement of Operations and Comprehensive Income. W-H recognized net losses of approximately $0.5 million in 2005 as increases to interest expense resulting from net payments to the swap counterparties. W-H has recorded the fair value of the interest rate swap agreements on its Consolidated Balance Sheet, which was in aggregate a $3.1 million asset at December 31, 2005, based on the fair value of the instruments. As of December 31, 2005, W-H anticipates that approximately $0.7 million of this asset will be recognized as gains resulting in reductions to interest expense during 2006.

8.   COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES

     W-H leases certain real property and automobiles under operating leases that expire at various dates through 2014. Additionally, W-H rents various equipment under short-term, cancelable arrangements. Rental expense under operating leases and short-term rentals was approximately $25.5 million, $21.4 million and $20.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. Future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

FOR THE YEAR ENDED DECEMBER 31,

2006 ........   $ 6,543
2007 ........     5,133
2008 ........     4,410
2009 ........     2,590
2010 ........     1,633
Thereafter ..     3,153
                -------
   Total ....   $23,462
                =======

     EMPLOYMENT AGREEMENTS

     W-H has entered into employment agreements with its corporate officers. Under these agreements, each officer receives a set base salary, subject to adjustment, an annual discretionary bonus based on specific objectives to be determined by the compensation committee, an automobile or automobile allowance and certain fringe benefits as may be available to such executive officers. The agreements are for original terms of two to three years, with certain automatic renewal provisions and contain non-competition agreements. The agreements also contain a termination clause, which requires a two-year payment (2.5 years in the case of W-H's Chief Executive Officer) based on the officer's salary and historical bonus amounts received, in the event of termination without cause or certain change of control events.

     W-H also has employment agreements with certain non-corporate officers. The agreements are for original terms of two to three years and provide for severance pay in the event of involuntary termination.

     LITIGATION

     W-H is from time to time a party or otherwise subject to legal proceedings, claims, investigations and other proceedings in the ordinary course of its business. These matters typically involve tort, workers compensation, commercial and infringement and other intellectual property claims. Where appropriate, W-H makes provision for a liability with respect to these claims in its financial statements in accordance with generally accepted accounting principles. These provisions are reviewed periodically and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and events pertaining to a particular case. Litigation is inherently unpredictable. W-H believes that it has valid defenses with respect to the legal matters pending against it. It is possible, nevertheless, that W-H's results of operations or financial position could be adversely affected by the outcome of one or more of these matters.

9.   INCOME TAXES

     The components of W-H's income tax provision are as follows (in thousands):

                                              YEARS ENDED DECEMBER 31,
                                            ---------------------------
                                              2005      2004      2003
                                            -------   -------   -------
Current
   U.S. federal and state income taxes ..   $26,000   $ 2,296   $   975
   Foreign ..............................     2,004     2,940     2,335
                                            -------   -------   -------
      Total current .....................    28,004     5,236     3,310
                                            -------   -------   -------
Deferred
   U.S. federal and state income taxes ..     4,446     9,106     8,468
   Foreign ..............................    (1,156)   (1,794)      367
                                            -------   -------   -------
      Total deferred ....................     3,290     7,312     8,835
                                            -------   -------   -------
      Total provision ...................   $31,294   $12,548   $12,145
                                            =======   =======   =======

     The United States and foreign components of income before income taxes are as follows (in thousands):

                     YEARS ENDED DECEMBER 31,
                   ---------------------------
                     2005      2004      2003
                   -------   -------   -------
United States ..   $77,935   $34,285   $27,037
Foreign ........     2,312    (1,688)    4,509
                   -------   -------   -------
Total ..........   $80,247   $32,597   $31,546
                   =======   =======   =======

     The total provision for income taxes differs from an amount computed at the statutory rate as follows (in thousands):

                                                  YEARS ENDED DECEMBER 31,
                                                ---------------------------
                                                  2005      2004      2003
                                                -------   -------   -------
Federal income tax at statutory rates .......   $28,086   $11,410   $11,041
State income taxes, net of federal benefit ..     2,702     1,029       958
Other .......................................       (70)       17       142
Foreign income taxes, net of credits ........      (410)    1,161     1,124
Nondeductible items .........................     1,233       983       129
Increase/(decrease) in valuation allowance ..       334    (2,038)      185
Credits .....................................      (581)      (14)   (1,434)
                                                -------   -------   -------
   Total provision ..........................   $31,294   $12,548   $12,145
                                                =======   =======   =======

     The significant components of the deferred tax assets and liabilities are as follows (in thousands):

                                                               DECEMBER 31,
                                                           -------------------
                                                             2005       2004
                                                           --------   --------
Deferred tax assets --
   Net operating loss carry-forwards ...................   $  2,759   $  2,642
   Accruals not currently deductible for tax purposes ..      5,452      4,656
   Write-off of bad debts ..............................      1,348        789
   Inventory costs capitalized for tax purposes ........        565        329
   Credit carry forwards ...............................      4,320        422
   Other ...............................................        753      1,230
                                                           --------   --------
      Total gross deferred tax assets ..................     15,197     10,068
   Less -- valuation allowance .........................     (1,872)    (1,538)
                                                           --------   --------
      Net deferred tax assets ..........................     13,325      8,530
                                                           --------   --------
Deferred tax liabilities --
   Tax depreciation in excess of book depreciation .....    (31,729)   (21,911)
   Tax amortization in excess of book amortization .....    (12,545)    (9,916)
   Other ...............................................     (3,640)    (1,951)
                                                           --------   --------
      Total gross deferred tax liabilities .............    (47,914)   (33,778)
                                                           --------   --------
      Net deferred tax liabilities .....................   $(34,589)  $(25,248)
                                                           ========   ========

     Applicable U.S. deferred income taxes and related foreign dividend withholding taxes have not been provided on approximately $0.8 million of undistributed earnings and profits of the company's foreign subsidiaries. W-H considers such earnings to be permanently reinvested outside the United States. It is not practicable to estimate the amount of deferred income taxes associated with these unremitted earnings.

     As of December 31, 2005, W-H had deferred tax assets of $7.0 million relating to $4.3 million of credit carry-forwards, $31.5 million of state net operating loss ("NOL") carry-forwards and $7.9 million of foreign NOL carry-forwards. Foreign losses related to the Netherlands do not expire; however, our Norwegian NOL carry-forwards expire in 2013 through 2015. State NOL carry-forwards expire beginning in 2006 until 2020. The NOL and credit carry-forwards can be used to reduce W-H's federal, state and foreign income taxes payable in future years. W-H's ability to realize the entire benefit of its deferred tax assets requires that W-H achieve certain future earnings levels prior to the expiration of its NOL carry-forwards.

     Valuation allowances have been established for uncertainties in realizing the benefit of tax loss and credit carry-forwards. While W-H expects to realize the net deferred tax assets, changes in future taxable income or in tax laws may alter this expectation. W-H could be required to record an additional valuation allowance against certain or all of its remaining deferred tax assets if market conditions deteriorate or future earnings are below current estimates. As of December 31, 2005, approximately $0.2 million of the valuation allowance relates to state NOL carry-forwards and $1.7 million relates to foreign NOL and credit carry-forwards. The valuation allowance increased approximately $0.3 million in 2005, decreased approximately $2.0 million in 2004, and increased $1.2 million in 2003. The $2.0 million decrease in 2004 was primarily due to release of the valuation allowance on the federal NOL and foreign tax credits. The increases in 2005 and 2003 relate to amounts provided on current foreign and state losses in jurisdictions where management does not believe W-H will be able to utilize the losses in future periods.

     W-H recognizes liabilities for anticipated tax issues based on its estimate of whether, and the extent to which, additional taxes will be due. These liabilities are adjusted accordingly as information on the associated tax issues becomes available. As of December 31, 2005 and 2004, amounts reserved for such contingencies were $5.2 million and $7.2 million, respectively.

10.  RELATED-PARTY TRANSACTIONS

     LEASE AGREEMENTS

     One of W-H's subsidiaries leases its facilities from a W-H officer. For each of the years ended December 31, 2005, 2004 and 2003, W-H paid the officer $108,000 for such annual lease costs.

     An additional W-H subsidiary leases its facilities from a company that is partially owned by a W-H officer. For the years ended December 31, 2005, 2004 and 2003, W-H paid the company approximately $312,000, $90,000, and $90,000, respectively for such annual lease costs.

     TRANSACTIONS WITH PENNY-FARTHING PRESS, INC.

     W-H's Chairman, President and Chief Executive Officer is the owner of Penny-Farthing Press Inc. ("PFP"), a publishing company, which occasionally performs services for W-H and several of its subsidiaries. In 2005, 2004 and 2003, W-H did not make any payments to PFP for services. During the same periods, PFP made payments to W-H of approximately $42,000, $38,000 and $38,000, respectively, primarily for rental of office space.

11.  SHAREHOLDERS' EQUITY

     STOCK OPTIONS

     In May 2004, W-H's shareholders approved an amendment to W-H's stock option plan (the "1997 Option Plan") to increase the number of authorized shares to 4,900,000 to be issued under the 1997 Option Plan. Each option granted under the 1997 Option Plan contains such terms and conditions as may be approved by the compensation committee (the "Committee"). The options currently outstanding under the 1997 Option Plan vest ratably over a four-year period, commencing on the grant date, in 25% increments after each year of service has been completed and will expire ten years from the date the options were granted. The terms of such options also provide that if an optionee's employment terminates for any reason, the option may be exercised during the three month period following such termination, but only to the extent vested at the time of such termination. As of December 31, 2005, 2,547,666 options were outstanding under this plan.

     Additionally, on March 29, 1999, W-H issued 900,900 options to its chief executive officer under a separate non-statutory option plan. These options have a 10-year term and an exercise price of $4.55 per share. As of December 31, 2005, the remaining unexercised options to purchase 620,000 shares of common stock were vested.

     A summary of W-H's stock option activity for the three years ended December 31, 2005 is as follows:

                                                   WEIGHTED
                                                   AVERAGE
                                      NUMBER OF   PRICE PER
                                       OPTIONS      SHARE
                                      ---------   ---------
Outstanding December 31, 2002 .....   3,256,824     $12.21
   Granted ........................     492,500      18.55
   Exercised ......................     (88,505)      5.78
   Expired/canceled ...............     (27,361)     16.45
                                      ---------
Outstanding December 31, 2003 .....   3,633,458      13.20
                                      ---------
   Granted ........................     561,500      18.10
   Exercised ......................    (328,752)      4.69
   Expired/canceled ...............    (121,014)     20.76
                                      ---------
Outstanding December 31, 2004 .....   3,745,192      14.43
                                      ---------
   Granted ........................     503,500      23.27
   Exercised ......................    (990,045)     13.09
   Expired/canceled ...............     (90,981)     20.77
                                      ---------
Outstanding December 31, 2005 .....   3,167,666      16.07
                                      =========
Exercisable at December 31, 2005 ..   1,994,916      13.56
                                      =========

     The following table summarizes information about stock options outstanding at December 31, 2005:

                                           OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                           --------------------------------------------------   -------------------------------
                            OUTSTANDING   WEIGHTED AVERAGE                       EXERCISABLE
                               AS OF          REMAINING                             AS OF
                           DECEMBER 31,   CONTRACTUAL LIFE   WEIGHTED AVERAGE   DECEMBER 31,   WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES       2005          (IN YEARS)       EXERCISE PRICE        2005        EXERCISE PRICE
------------------------   ------------   ----------------   ----------------   ------------   ----------------
$  2.21-5.30 ...........       837,141           3.2              $ 4.51           837,141          $ 4.51
 15.28-21.75 ...........     1,311,925           7.2               17.98           636,050           17.78
 22.88-31.39 ...........     1,018,600           7.4               23.11           521,725           22.94
                             ---------                                          ----------
  2.21-31.39 ...........     3,167,666           6.2               16.07         1,994,916           13.56
                             =========                                          ==========

     RESTRICTED COMMON STOCK

     On May 12, 2004, W-H's shareholders approved the grant of 75,000 shares of restricted common stock to W-H's Chairman, President and Chief Executive Officer. Deferred stock compensation of approximately $1.3 million generated by this issuance has been recorded in shareholders' equity and is being amortized to compensation expense under the provisions of FASB issued Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans -- interpretation of APB Opinions No. 15 and 25." During each of the years ended December 31, 2005 and 2004, W-H recognized $0.5 million in compensation expense relating to this restricted stock issuance.

12.  401(K) PLAN

     W-H maintains a 401(k) plan that enables employees to defer up to specified percentages of their annual compensation and contribute such amount to the plan. W-H may contribute a matching amount for each participant equal to a discretionary percentage determined annually by W-H. W-H may also contribute additional amounts at its sole discretion. W-H matching contributions were approximately $2.7 million, $2.2 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

13.  OPERATING SEGMENTS

     Management has elected to aggregate its business unit segments based on the differences in each segment's customers, the products and services offered and other economic characteristics. Based on these requirements, management has identified the following reportable segments: (i) drilling related products and services and (ii) completion and workover related products and services. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

DRILLING RELATED PRODUCTS AND SERVICES

     The drilling related products and services segment provides products and services used by oil and natural gas companies, drilling contractors and other oilfield service companies for the drilling of oil and natural gas wells. These products and services are used primarily throughout North America and in select areas internationally. This segment includes the following business lines: (i) logging-while-drilling; (ii) measurement-while-drilling; (iii) directional drilling; (iv) down-hole drilling motors; (v) rental tools and (vi) drilling fluids.

COMPLETION AND WORKOVER RELATED PRODUCTS AND SERVICES

     The completion and workover related products and services segment provides products and services primarily to customers onshore in the Gulf Coast region and offshore in the Gulf of Mexico. These products and services include: (i) cased-hole wireline logging, perforating, tubing conveyed perforating and associated rental equipment; (ii) polymers and specialty chemicals; (iii) rental tools and (iv) coiled tubing.

SUMMARY INFORMATION

     W-H recognizes revenues, cost of revenues, selling, general and administrative expense, research and development expense and depreciation and amortization expense by segment. Interest expense and other income (expense) are not monitored by segment. Summarized information for W-H's reportable segments is contained in the following tables (in thousands):

     As of and for the year ended December 31, 2005:

                                  DRILLING   COMPLETION   CORPORATE     TOTAL
                                  --------   ----------   ---------   --------
Revenues.......................   $409,155    $225,206    $     --    $634,361
Operating Income...............     51,081      51,761     (11,818)     91,024
Depreciation & Amortization....     36,136      20,253         250      56,639
Total assets...................    369,930     228,169      24,676     622,775
Capital expenditures...........     54,710      34,154         103      88,967

     As of and for the year ended December 31, 2004:

                                  DRILLING   COMPLETION   CORPORATE     TOTAL
                                  --------   ----------   ---------   --------
Revenues.......................   $302,788    $159,640    $     --    $462,428
Operating Income...............     22,651      30,997     (10,028)     43,620
Depreciation & Amortization....     29,380      16,011         274      45,665
Total assets...................    333,518     199,119      15,974     548,611
Capital expenditures...........     55,166      27,036         205      82,407

     As of and for the year ended December 31, 2003:

                                               DRILLING   COMPLETION   CORPORATE     TOTAL
                                               --------   ----------   ---------   --------
Revenues....................................   $242,085    $125,098     $    --    $367,183
Operating Income............................     26,881      22,546      (9,713)     39,714
Depreciation & Amortization.................     23,237      12,476         319      36,032
Total assets, net of assets held for sale...    273,354     188,553       8,831     470,738
Capital expenditures........................     41,780      23,504         136      65,420

     W-H operates in the United States, the North Sea and other geographic regions. The following is summary information by geographic region (in thousands):


                      FOR THE YEARS ENDED DECEMBER 31,
                      --------------------------------
                         2005       2004       2003
                       --------   --------   --------
Revenues:
   United States...    $564,439   $410,706   $305,702
   North Sea.......      33,196     24,513     36,390
   Other...........      36,726     27,209     25,091
                       --------   --------   --------
      Total........    $634,361   $462,428   $367,183
                       ========   ========   ========

                      FOR THE YEARS ENDED DECEMBER 31,
                      --------------------------------
                           2005      2004      2003
                         -------   -------   -------
Operating Income:
   United States...      $86,878   $44,741   $34,130
   North Sea.......        1,188    (4,644)    2,309
   Other...........        2,958     3,523     3,275
                         -------   -------   -------
      Total........      $91,024   $43,620   $39,714
                         =======   =======   =======


                       AS OF DECEMBER 31,
                      -------------------
                        2005       2004
                      --------   --------
Long-Lived Assets:
   United States...   $369,782   $336,740
   North Sea.......      9,498     15,494
   Other...........      9,317     10,318
                      --------   --------
      Total........   $388,597   $362,552
                      ========   ========

14.  INTERIM FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of consolidated interim information for the years ended December 31, 2005 and 2004 (amounts in thousands, except per share data):

                                              THREE MONTHS ENDED
                             ---------------------------------------------------
                             MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                             ---------   --------   -------------   ------------
2005
Revenues .................    $142,423   $157,294      $161,343       $173,301
Operating income .........      17,028     19,759        24,253         29,984
Net income ...............       8,683     11,247        12,822         16,201
Earnings per common share:
   Basic .................        0.31       0.40          0.45           0.57
   Diluted ...............        0.30       0.39          0.44           0.55

                                              THREE MONTHS ENDED
                             ---------------------------------------------------
                             MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                             ---------   --------   -------------   ------------
2004
Revenues..................    $107,544   $108,434      $115,453       $130,997
Operating income..........       9,331     10,217         9,965         14,107
Net income................       4,967      1,595         5,255          6,106
Earnings per common share:
   Basic..................        0.18       0.06          0.19           0.22
   Diluted................        0.18       0.06          0.19           0.21

                                  EXHIBIT INDEX


EXHIBIT
 NUMBER                                 DESCRIPTION
-------                                 -----------
3.1       -- Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement
             No. 333-43411 on Form S-1)

3.2       -- Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement
             No. 333-43411 on Form S-1)

3.3       -- Statement of Designations of Series A Junior Participating
             Preferred Stock of the Company (included as Exhibit A to the Rights
             Agreement (Exhibit 4.2 hereto)) setting forth the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share

4.1       -- Specimen Common Stock certificate (incorporated by reference to
             Exhibit 4.1 of the Company's Registration Statement on Form 8-A filed with the SEC on July 28, 2003)

4.2       -- Rights Agreement, dated as of May 31, 2002, between the Company and
             Computershare Trust Company, Inc., as Rights Agent (incorporated by reference to Exhibit 4.2 of to the Company's Registration Statement on Form 8-A filed with the SEC on July 28, 2003)

9.1       -- Amended and Restated Stockholders Agreement, dated March 26, 1999
             (incorporated by reference to Exhibit 9.1 of the Company's
             Registration Statement No. 333-43411 on Form S-1)

10.1      -- Employment Agreement of Kenneth T. White, Jr., dated October 30,
             2003 (incorporated by reference to Exhibit 10.1 of the Company's
             Quarterly Report on Form 10-Q for the quarterly period ended
             September 30, 2003)

10.2      -- Employment Agreement of Jeffrey L. Tepera, effective January 1,
             2004 (incorporated by reference to Exhibit 10.2 of the Company's
             Annual Report on Form 10-K for the fiscal year ended December 31,
             2003)

10.3      -- Employment Agreement of William J. Thomas III, effective January 1,
             2004 (incorporated by reference to Exhibit 10.3 of the Company's
             Quarterly Report on Form 10-Q for the quarterly period ended March
             31, 2004)

10.4      -- W-H Energy Services, Inc. 1997 Stock Option Plan as restated, effective as of May 12, 2004 (incorporated by reference to Appendix
             B of the Company's Definitive Proxy Statement on Schedule 14A, filed April 6, 2004)

10.5      -- Non-Statutory Stock Option Agreement for Kenneth T. White, Jr.,
             dated March 29, 1999 (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement No. 333-43411 on Form S-1)

10.6      -- Form of Indemnification Agreement (incorporated by reference to
             Exhibit 10.8 of the Company's Registration Statement No. 333-43411
             on Form S-1)

10.7      -- Amended and Restated TJC Transaction Advisory Agreement with TJC
             Management Corp., dated March 26, 1999 (incorporated by Reference to Exhibit 10.11 of the Company's Registration Statement No.
             333-43411 on Form S-1)

10.8      -- Credit Agreement, dated as of June 30, 2004, among the Company,
             Various Financial Institutions, and Wells Fargo Bank, N.A.
             (incorporated by reference to Exhibit 10.8 to the Company's
             Quarterly Report on Form 10-Q for the quarterly period ended June
             30, 2004)

10.8(a)   -- First amendment to Credit Agreement dated as of May 5, 2005 among the Company; Wells Fargo Bank, National Association, as
             Administrative Agent, Co-Lead Arranger and Sole Book Running
             Manager; JP Morgan Chase Bank, N.A., as Co-Lead Arranger and
             Co-Syndication Agent; Comerica Bank, as Co-Syndication Agent; The
             Bank of Nova Scotia, as Co-Documentation Agent; Wachovia Bank,
             N.A., as Co-Documentation Agent; Citibank Texas, N.A., as Managing
             Agent; and various other financial institutions parties thereto.
             (incorporated by reference to Exhibit 10.8(a) to the Company's
             Quarterly Report on Form 10-Q for the quarterly period ended March
             31, 2005)

10.8(b)   -- Second amendment to Credit Agreement dated as of February 3, 2006 among the Company; Wells Fargo Bank, National Association, as
             Administrative Agent, Co-Lead Arranger and Sole Book Running
             Manager; JP Morgan Chase Bank, N.A., as Co-Lead Arranger and
             Co-Syndication Agent; Comerica Bank, as Co-Syndication Agent; The
             Bank of Nova Scotia, as Co-Documentation Agent; Wachovia Bank,
             N.A., as Co-Documentation Agent; Citibank Texas, N.A., as Managing
             Agent; and various other financial institutions parties thereto*

10.9      -- Employment Agreement of Glen J. Ritter, effective April 14, 2005.
             (incorporated by reference to Exhibit 10.8(a) to the Company's
             Quarterly Report on Form 10-Q for the quarterly period ended March
             31, 2005)

10.10     -- Employment Agreement of Ernesto Bautista, III, effective January 1,
             2004 (incorporated by reference to Exhibit 10.10 of the Company's
             Annual Report on Form 10-K for the fiscal year ended December 31,
             2003)

10.11     -- Employment Agreement of Stuart J. Ford, effective January 1, 2004
             (incorporated by reference to Exhibit 10.11 of the Company's
             Quarterly Report on Form 10-Q for the quarterly period ended March
             31, 2004)

10.12     -- Restricted Stock Agreement between the Company and Kenneth T.
             White, Jr. dated as of May 12, 2004 (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004)

10.13     -- Summary of 2006 Base Salary and 2005 Bonus Determinations for Named
             Executive Officers*

10.14     -- Summary of Director Compensation Policy*

21.1      -- List of Significant Subsidiaries of the Company*

23.1      -- Consent of Grant Thornton LLP**

23.2      -- Consent of PricewaterhouseCoopers LLP**

31.1      -- Certification of Chief Executive Officer of W-H Energy Services,
             Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

31.2      -- Certification of Chief Financial Officer of W-H Energy Services,
             Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

32.1      -- Certification of Chief Executive Officer of W-H Energy Services,
             Inc. pursuant to 18 U.S.C. Section 1350**

32.2      -- Certification of Chief Financial Officer of W-H Energy Services,
             Inc. pursuant to 18 U.S.C. Section 1350**



----------
*    previously filed



**   filed herewith

                                                                    EXHIBIT 31.1

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kenneth T. White, Jr., Chief Executive Officer of W-H Energy Services, Inc., certify that:


     1. I have reviewed this amended annual report on Form 10-K/A of W-H Energy Services, Inc.;


     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;


     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:


     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;


     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;



     c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and



     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and



     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):


     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Date: May ___, 2006




                                         ---------------------------------------
                                         Name: Kenneth T. White, Jr.
                                         Title: Chairman, President and Chief
                                                Executive Officer

                                                                    EXHIBIT 31.2

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey L. Tepera, Chief Financial Officer of W-H Energy Services, Inc., certify that:


     1. I have reviewed this amended annual report on Form 10-K/A of W-H Energy Services, Inc.;


     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;


     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:


     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;


     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;



     c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and



     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and



     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):


     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Date: May ___, 2006




                                         ---------------------------------------
                                         Name: Jeffrey L. Tepera
                                         Title: Vice President and Chief
                                                Financial Officer